OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Solutions Vending International

1275 Kinnear Ave
Columbus, OH 43212

www.PopCom.Shop



55555 shares of Class A Common Stock and XPOP Tokens

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 5,236,405* shares of Class A Common Stock, deliverable in the form of tokens ("**PCOM Tokens**") ($942,552.90)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 55,555 shares of Class A Common Stock, deliverable in the form of tokens ("**PCOM Tokens**") ($9,999.90)

Company	Solutions Vending International
Corporate Address	1275 Kinnear Road Columbus, OH 43212
Description of Business	PopCom is an automated retail technology company providing software and hardware solutions for self service retailers. The company is using cutting-edge technology to bring unparalleled consumer data insights to retailers and provide an engaging and frictionless experience to automated retail transactions.
Type of Security Offered	Class A Common Stock (the "Securities") and XPOP Tokens (the "Tokens")
Purchase Price of Security Offered	$0.18 per share of Class A Common Stock
Minimum Investment Amount (per investor)	$252.00

Perks*

The Offering includes 10 XPOP Tokens for every $1 invested. In addition, the following bonuses apply, and these tokens are subject to the Bonus Rates and Terms noted below.

Individual XPOP Token Bonus Rates: Individual Investors who participate in the PopCom Regulation CF crowdfunding campaign may be eligible to receive bonus tokens if they contribute more than the minimum investment. The size of the bonus will depend on the size of the investment, and the bonus thresholds are as follows:

- $500+ — If you invest $500-$1999, you'll receive a 20% Token Bonus (i.e. 2 extra XPOP tokens per $1 invested; a total of 12 tokens per $1 invested).
- $2,000+ — If you invest $2,000-$9,999, you will receive a 40% Token Bonus, for a

total of 14 tokens per $1 invested.
- $10,000+ — If you invest $10,000-$49,999, you will receive a 60% Token Bonus, for a total of 16 tokens per $1 invested.
- $50,000+ — If you invest $50,000-$99,000, you will receive a 80% Token Bonus, for a total of 18 tokens per $1 invested.
- $100,000+ — If you invest $100,000 you will receive a 100% Token Bonus, for a total of 20 tokens per $1 invested.

Group Token Bonus Structure: In addition to whatever individual token bonuses an investor may receive for their individual investment, the entire investor pool may receive an additional token bonus, for their performance in helping PopCom reach certain investment milestones. Additional token bonuses are as follows:

- $107,000+ — "Milestone A". If the StartEngine investor community collectively contributes more than $107,000 in total investment, each individual investor who participates in Milestone A, will receive 5 extra XPOP tokens per $1 invested.
- $535,000+ — "Milestone B". If the StartEngine investor community collectively contributes more than $535,000 in total investment, each individual investor who participates in Milestone B, will receive 5 extra XPOP tokens per $1 invested and each individual investor who participated in Milestone A will now receive 10 extra tokens total per $1 invested.

All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

Terms of Tokens

Class A Common Stock Tokens ("PCOM", "PopCom Tokens")

Description: The PCOM Tokens will represent a single share of Class A Common Stock of the company, with rights and preferences as designated in the Articles of Incorporation and summarized in the Offering Document.

- **Blockchain**: ERC20 token distributed through StartEngine Secure

- **Exchanges**: Tokens intended to be tradable on StartEngine LDGR, tZero, and any other ATS upon launch of the service.

Other Material Terms:

- **Voting Rights**: None
- **Restrictions on Transfer**: 1 year from closing of this Offering

- **Dividends/Distributions**: None
- **Redemption Rights**: None

Please see Offering Document for complete set of rights and preferences.

XPOP Tokens

Description: Point-of-Purchase Tokens, or XPOP, are tokens which are planned to be issued on the GoChain network and will provide the means to settle transactions between retailers, regulators, researchers, consumers, and the Company within the PopCom Blockchain ecosystem. There are several classes of transactions in the planned Ecosystem, all of which are covered in detail in the Company's whitepaper, but for the purpose of brevity, will be listed here: Regulated Retail Transactions (RRTx's), Decentralized Data Exchange Transactions, Platform Service Transactions, and Other Transactions.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

- **Initial Blockchain**: GoChain
- **Migration to Alternative Blockchain**: Not planned
- **Expected Network Launch date**: Q4 2019
- **Total amount of Tokens authorized for creation**: 500,000,000 (subject to change without notice)
- **Amount of Tokens or Rights to Tokens already issued**: None

- **Will they be listed on Exchanges:** We currently intend listing the token on exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.

Other Material Terms:

- **Voting Rights**: None
- **Restrictions on Transfer**: 1 year from closing of Offering
- **Dividends/Distributions**: None
- **Redemption Rights**: None

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be

developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Class A Common Stock and the XPOP Tokens, since they will trade independently.

No Sales in New York: Because the XPOP tokens being offered or included as perks may be viewed as "virtual currencies" under the laws of the State of New York, we are not offering the Class A Common Stock and XPOP Tokens to investors in New York. No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Solutions Vending International will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Class A Common Stock at $0.18 / share, you will receive 1,100 Class A Common Stock shares, meaning you'll own 1,100 shares for $180.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

PopCom is an automated retail technology company with a software solution for self-service retail. PopCom uses computer vision, facial recognition, and machine learning to collect customer data at the point of sale of vending machines and kiosks including customer age, gender, emotion, engagement, and calculate sales conversion rates. The PopCom white label analytics solution will soon be available to be integrated into new and existing vending machines. PopCom plans to utilize blockchain technology to manage customer data securely and enable the compliant sale of regulated products including cannabis, pharmaceuticals, and alcohol from a vending machine. The Company plans to deploy our software in machines in venues including airports, malls, conference facilities, college campuses, and cannabis dispensaries.

PopCom's current products and their stage of development are listed below:

- PopShop Kiosks: Two fully functioning prototypes have been created. The kiosks are ready for full production when the company reaches its minimum order quantity to begin production (25 machines).
- PopCom API: Fully functioning, still under active development. We are always working to improve the accuracy of the facial recognition software and always taking bids from new service suppliers to improve cost efficiency.
- PopCom White Label: Under initial development. We anticipate our first integrations with the first of Kiosk Information Systems' existing customers to begin Q2 2019. Currently our software development team is working closely with the Kiosk Information Systems team on building out core infrastructure and APIs to easily interface with their existing machines.

Sales, Supply Chain, & Customer Base

The primary customer of PopCom are: vending machine and kiosk manufacturers who integrate the PopCom white label solution into their kiosks to collect data; regulated retailers (e.g. Cannabis dispensaries, pharmacies, etc) seeking an automated solution to dispense products while remaining compliant; and retail/CPG brands seeking a new direct to customer solution to sell and sample products and generate leads using vending machines and kiosks.

Competition

We believe PopCom's existing technology is unmatched in terms of CRM capabilities, consumer engagement, remote monitoring, and live storefront updates. The Company plants to develop the first ID verification system using facial recognition and blockchain for the self-service retail industry. There are no automated retail companies that are currently in market facilitating the sale of regulated products using blockchain, while maintaining privacy, security, and compliance.

Liabilities and Litigation

PopCom is currently not a party to or involved in any litigation or the threat thereof.

The team

Officers and directors

Dawn Dickson	Founder, CEO, and Director
Mary McMartin	Chief of Staff
Dan Rockwell	CTO

Dawn Dickson
Dawn is a serial entrepreneur with over 16 years in business development. She's launched four successful cash flow positive companies since 2002, her most recent ventures Flat Out of Heels, a women's footwear product, and PopCom, a software company for self-service retail. Dawn has received numerous awards and accolades for her business savvy and pitching skills taking home top prize in many national pitch competitions. As an entrepreneur Dawn has been invited to speak on numerous panels and workshops and featured in countless media outlets including Forbes, Huffington Post, Essence Magazine, Ebony.com, Women's World Daily, CNBC/Yahoo, MSNBC and on the cover of Black Enterprise. Dawn received her B.A. in Journalism from The Ohio State University and studied Information Technology at Devry. Additionally, Dawn has been selected to participate in some of the nation's top accelerator programs for entrepreneurs including NewME, Canopy Boulder, and Techstars and is recognized as one of the nation's top entrepreneurs. Dawn has been the CEO and founder of Solutions Vending International (PopCom) since October 2012. --- 3-year employment/business history: Solutions Vending International (Popcom) Founder & CEO (Full Time) October 2012- Present Flat Out of Heels, LLC Founder (Part Time 1-5 hrs/week) April 2011- Present

Mary McMartin
Mary McMartin is a seasoned entrepreneur who's worked at the intersection of startup business development, strategy, operations and innovation since retiring from a 12-year career in entertainment developing the careers of artists including Prince, Vanessa Williams, Bon Jovi, Aaron Neville as well as reactivating the PolyGram Records soundtrack department. As an early internet pioneer, she built multiple businesses on AOL, pioneered online entertainment consumer market research, the first online rewards platform and synchronous learning platform Tutornet and Blackboard. She was on due diligence team for AOL's $400M acquisition of Moviefone and subsequently led the content integration strategy and revenue model for over a year. Mary also has deep background in digital education and pioneered several business models and digital platforms and curriculum. She has been in the non-profit sector also for years and built an app called Cheerful Giving for connecting donors to charities of their choice. She finds high-leverage situations to scale young companies fast and works closely on both internal and external responsibilities for PopCom. She holds a B.B.A. from Northwood University. --- 3-year employment/business history: Solutions Vending International/PopCom Chief Strategy Officer, Chief of Staff,

Business Developer (Full-Time) Feb. 2017 – Present St. Francis de Sales School Global Salesian Leadership Symposium Event Manager (Part Time 1-5 hrs/week) Fall 2018 Armstrong Air & Space Museum 50th Anniversary of Apollo 11 Capital Campaign & Planning Committee (Part Time 1-5 hrs/week) October 2017 - Present Deseret Digital Media, FamilyShare Network Strategic Partnerships & Content Marketing Synergies August 2015 – May 2017 Cheerful Giving, Philanthropy app CoFounder, CEO March 2015 – April 2016

Dan Rockwell
Born on the roots of rapid prototyping and Startup Weekends, Dan Rockwell is a source of inspiration and creation in the startup ecosystem in Central Ohio. He is the of co-founder of Big Kitty Labs, a digital software agency. The work by him and his team can be found in numerous startups and fortune 500 companies in the region and nationwide. Having a knack for ideas and building concepts came to him first while working at Lextant a design research firm where he conceived and built numerous research tools. It was at this time the early roots of Big Kitty were planted, along the way Ohio State University recruited him to help monetize software intellectual property which through his efforts led to 8+ startups in four years. He is often a speaker at Startup Weekend, Give Back Hack and related tech startup events. For fun Dan enjoys writing short stories, performing in an electronic music band and mixing tiki cocktails. --- 3-year employment/business history: Big Kitty Labs CEO (Part-Time 20 hrs/week) Feb 2009- Present Solutions Vending International (Popcom) CTO (Part-Time 20 hrs/week) Apr 2018- Present The Ohio State University, Technology Commercialization Office Program Manager of Software Prototyping Center Feb 2012- Oct 2016

Number of Employees: 12

Related party transactions

The Company disbursed funds on behalf of the shareholders for the operational activities for the period beginning January 1, 2018 through September 30, 2018. There are no reimbursable expenses owed to any shareholders by the Company.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **Intellectual Property** One of the Company's most valuable assets is its intellectual property. We currently have 2 patents pending as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. The Company's success shall also depend, in part, on its ability to obtain and/or enforce intellectual property protection for these assets in the United States and other countries. The Company, in such circumstances, intends to file applications for patents, copyrights and trademarks, as management deems appropriate. The Company will rely on a combination of patent applications, copyrights, trademarks, and confidentiality, material data transfer, license and

invention assignment agreements to protect its current and future intellectual property portfolio. These intellectual property rights and those of third parties may be further complicated by reliance, if any, on open source software, and the use of similar software by third parties, including competitors. It also relies upon trade secret laws to protect unpatented know-how and continuing technological innovation. The Company protects its trade secrets through a variety of mechanisms including standard non-disclosure agreements used both internally and externally, strict limitations on enabling disclosures, secure file storage on Company owned file server with firewall, internal user level authorizations for access and routine use of coded descriptors for biomarkers. There can be no assurances as to the degree of protection offered by any intellectual property issued to or licensed by the Company. The defense and prosecution of intellectual property suits may be both costly and time consuming even if the outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require the Company to cease selling certain of its products. The Company will also rely on proprietary technology and there can be no assurance that others may not independently develop the same or similar technology, or otherwise obtain access to the Company's proprietary technology. There can be no assurance that confidentiality agreements entered into by the Company's employees and consultants, advisors and collaborators will provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information. The Company may license technology necessary to develop and offer its products from third parties. In return for the use of a third party's technology, the Company may agree to pay the licensor royalties based on sales of its products. The Company may need to license other technologies to commercialize future products. Its business may suffer if these licenses terminate, if the licensors fail to abide by the terms of the license or fail to prevent infringement by third parties, if the licensed patents or other rights are found to be invalid or if the Company is unable to enter into necessary licenses on acceptable terms. Companies that attempt to replicate the Company's smart contracts, platform, or other intellectual property, including hardware, could be set up in countries that do not recognize our intellectual property. Such companies could send their technology in the United States or other markets and therefore reduce the Company's sales. Any patent applications may not result in issued patents, there is no assurance that any patents issued by the U.S. Patent and Trademark Office, or USPTO, or any other patent office, will protect the Company's technology. Any patents that may be issued to the Company might be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology. The patent law in foreign jurisdictions and how the patent law is applied in foreign jurisdictions may or may not be more favorable to the Company, but there are no assurances provided regarding the Company's ability to enforce its non-United States patents or to obtain foreign patents directed to its current and planned future products. The

Company cannot be certain that the steps it has taken will prevent the misappropriation and use of its intellectual property, particularly in foreign countries where the laws may not protect its proprietary rights as fully as in other jurisdictions.

- **This is a new company.** The Company is a new company with new clients and early revenues. If you are investing in this company, it's because you believe the following characteristics about the Company in its current or future state: the Company's products have merit; that the Company will be able to secure the intellectual property rights to the the Company's technology and that the Company will secure the exclusive marketing and manufacture rights to the Company's technology; that the Company will be able to successfully market, manufacture and sell their products; that the Company can price its products competitively and sell enough such that the Company will succeed. The Company has yet to ship any products and they plan to market products that have no commercial contemporaries. Further, the Company has not turned a profit and there is no assurance that we will ever be profitable

- **Our valuation is based on market estimates.** Our company valuation is based on comparables but there is no absolute value that has been determined.

- **The regulatory environment surround blockchain, distributed ledger technologies and cryptographic tokens is evolving and uncertain.** Over the past two years a number of companies of dubious repute, in an effort to take advantage of the investing public have engineered unregistered securities offerings ("unregistered initial coin offerings" or "unregistered ICOs"). In response, regulators in the United States and abroad have begun to bring enforcement actions or recommendations regarding companies purporting to issue digital "coins" or "tokens" if those assets have not be registered or if they do not fall under an exemption to registration. As an offering conducted pursuant to Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike, the Offering should be viewed as exempt from registration. However, due to the fluid regulatory environment and the desire of regulators and self-regulatory-organizations to protect the public, new legislation, rules, regulations, requirements or guidance ("Requirements") may be released now or in the future. Any new Requirements may have an adverse financial, operational, compliance, legal or other impacts on the Company or its investors, and exist completely out of the control of the Company, its leadership and its employees. In addition, regulation which results in the decline in the adoption or use of cryptocurrencies, such as cryptocurrency bans or the regulation of cryptocurrency exchanges, may result in the decline of cryptocurrency values, thereby making the Tokens decline in value or the operation of the digital ledger technology the Company plans to create unprofitable.

- **The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business.** The growth of the blockchain industry in general, as well as cryptocurrencies, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency and cryptocurrency mining industry, include, without limitation:

1) Worldwide growth in the adoption and use of Bitcoin ("BTC"), Ether ("ETH") and other blockchain technologies; 2) Government and quasi-government regulation of BTC, ETH and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems; 3) The maintenance and development of the open-source software protocol of the Ethereum and other networks; 4) General economic conditions and the regulatory environment relating to cryptocurrencies; or 5) A decline in the popularity or acceptance of BTC, ETH or other blockchain-based tokens or coins, would adversely affect our results of operations. The slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may have adverse consequences of our ability to engage in our blockchain network or the profitability of such operations, as well as cause the decline in value of the Tokens.

- **The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business.** The prices of blockchain assets such as BTC have historically been subject to dramatic fluctuations and are highly volatile. Several factors may influence the market price of cryptocurrencies, including, but not limited to: 1) Global blockchain asset supply; 2) Global blockchain asset demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online blockchain asset exchanges and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use; 3) Investors' expectations with respect to the rate of inflation; 4) Interest rates; 5) Currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies; 6) Monetary policies of governments, trade restrictions, currency devaluations and revaluations; 7) Regulatory measures, if any, that affect the use of blockchain assets such as mining or network operation; 8) Global or regional political, economic or financial events and situations; or 9) Expectations among blockchain asset participants that the value of blockchain assets will soon change. A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets and the value of cryptocurrencies in general. For example, a security breach that affects investor or user confidence in BTC and ETH may affect the industry as a whole and may also cause the price of cryptocurrencies and other blockchain assets to fluctuate, and may make a blockchain network's operation too costly, and therefore, have an adverse effect on our business as well as cause the decline in value of the Tokens.

- **Technology companies, especially those within the blockchain industry, are considered to have heightened risk of cybercrime or "hacking".** The mining and management of cryptocurrencies or blockchain networks is inherently subject to the risk of cybercrime that is difficult to manage and mitigate. This may result in concerted attempts and even successful attempts to hack our systems, and software used to manage them, which could result in the loss of cryptocurrencies created, mined, or exchanged using our platform.

- **It may be illegal now, or in the future, to acquire, hold, own, sell, or use BTC, ETH, or other cryptocurrencies, participate in the blockchain or utilize similar digital assets in one or more countries, including the United States.** Although currently BTC, ETH, and other cryptocurrencies, the blockchain, digital assets and cryptocurrency mining, generally are not regulated or are lightly regulated in most countries, including the United States, one or more countries, including, the United States, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these digital assets, or engage in cryptocurrency mining, which would have a material adverse effect on our results of operations and the value of the Tokens.

- **Terms of subsequent financing may adversely impact your investment.** The Company will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including a lower purchase price.

- **Terms of subsequent borrowing may adversely impact our company and thus your investment.** We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

- **The Company's management will have broad discretion over the use of the proceeds from this Offering.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Risk of limited transferability and liquidity.** Each investor agrees that it will acquire our Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop.

- **Projections and forward looking statements are estimates and are subject to change.** Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on

assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- **Developing new products and technologies entails significant risks and uncertainties.** The Company considers any research, development, and operation of blockchain technology, regulated retail technology (including hardware and software), identity verification technology, compliance technology, and cryptocurrency or token asset creation in the research and development stage and have not yet manufactured a prototype for blockchain software, and face significant barriers as we attempt to produce our blockchain system, including regulatory and compliance barriers. In addition, we do not yet have any prototypes and do not have a final design, a manufacturing facility or manufacturing processes. Delays or cost overruns in the development of our blockchain system and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, technology obsolescence, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

- **No assurance of investment return.** All investments risk the loss of capital. No guarantee or representation can be made that the Company will achieve its investment objective or will not incur substantial losses. The Company's management cannot provide assurance that the Company will be able to generate returns for any ultimate purchaser of Interests (the "Investors") or that the returns will be commensurate with the risks of investing in the type of companies and transactions described herein. There can be no assurance that any investment will receive any distribution from the Company. Accordingly, an investment in the Company should only be considered by persons who can afford a loss of their entire investment.

- **Risks of Investments.** The Company may take as compensation, or a portion of compensation, from client companies, in lieu of cash, securities. These types of assets, which may be owned by the Company, are subject to various risks, particularly the risk that the Company will be unable to dispose of such assets by sale or other means at attractive prices or will otherwise be unable to complete any exit strategy. These risks include changes in the financial condition or prospects of the applicable, in addition to the market risks described below. It is unlikely that there will be a public market for the assets held by the Company and there can be no assurance that these securities will eventually be listed on a securities exchange. The Company may or may not be able to sell the interests in client companies or securities held publicly unless their sale is registered under applicable securities laws, or unless an exemption from such registration requirements is available. In addition, in some cases the Company may be prohibited by contract or regulatory reasons from selling certain securities for a period of time. To the extent that there is no liquid trading market for an asset, the Company may be unable to liquidate that asset or may be unable to do so at

a profit. Moreover there can be no assurances that private purchasers for the Company's assets will be found.

- **Risks relating to the U.S. federal laws affecting the legal cannabis industry.** Certain activities involving marijuana remain illegal under US federal laws. Such activities include but are not limited to: (i) distribution of marijuana to minors, (ii) transporting marijuana across state lines, (iii) driving under the influence of marijuana and other adverse public health consequences, (iv) growing marijuana on public lands, (v) growing marijuana in a manner not consistent with state and local jurisdiction, (vi) marijuana possession or use on federal property, and (vii) other criminal activity or violence associated with the sale of marijuana. To the extent the Company may not prevent certain of its users from using XPOP Tokens in violation of U.S. federal law, it may subject the Company to civil and/or criminal liability, which could result in the utility, liquidity, and/or trading price of XPOP Tokens being adversely affected or becoming untradeable.

- **Enforcement of federal laws criminalizing cannabis.** Cannabis is currently categorized as a Schedule I controlled substance by the DEA and the U.S. Department of Justice, and consequently is illegal to grow, possess and consume under federal law. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its use remains a violation of federal law. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, federal law criminalizing the use of cannabis preempts state laws that legalize its use for medicinal or adult-retail purposes. Strict enforcement of federal law regarding cannabis would likely result in the Company's inability to proceed with certain important aspects of its business plan. The previous Obama administration had effectively stated that it is not an efficient use of resources to direct federal law enforcement agencies to prosecute those lawfully operating under state-designated laws allowing the use and distribution of medical cannabis. In furtherance thereof, on August 29, 2013, the Department of Justice provided guidance to all U.S. federal prosecutors with respect to the enforcement of laws regarding cannabis via the publication of a memorandum authored by former US Attorney General James M. Cole (the "Cole Memo"). The Cole Memo stated that enforcement should be focused on eight priorities, which is to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence of use of firearms in cannabis growth and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property. On January 4, 2018, the U.S. Attorney General Jeff Sessions rescinded the Cole Memo and restored the "rule of law." Such rescission essentially shifts federal policy from the hands-off approach adopted under the Obama administration to allowing federal prosecutors across the U.S. to decide individually how to prosecute the pot possession, distribution and cultivation of the drug in states

where it is legal. Furthermore, the Trump administration has previously indicated that it will pursue the enforcement of federal cannabis laws.The Company is primarily a tech company and does, at any point, possess, transfer, or otherwise come in contact with federally controlled substances. However, while the Company does not believe its activities involve those enumerated in the Cole Memo, in light of the rescission of the memo by the current Attorney General, federal prosecutors will now have significant discretion on their interpretation of these priorities, and no assurances can be given that federal prosecutors will agree with the Company's position. The Company therefore cannot provide assurance that its actions are in full compliance with the Cole Memo or any other state or federal laws or regulations. In addition, there is no guarantee that the current administration will not further change its policy regarding the strict enforcement of federal laws or the eight listed priorities. Additionally, any new administration that follows could change this policy and decide to enforce the federal laws even stronger. Any such change in the federal government's enforcement of current federal laws could cause significant financial damage to the Company. Some of the Company's business activities and the business activities of some of its users, while believed to be compliant with applicable state law, are illegal under federal law because they violate the Federal Controlled Substances Act. If the Company or its users are closed by law enforcement authorities, it will materially and adversely affect the Company's business. As of March 4, 2018, 29 states and the District of Columbia have passed laws allowing some degree of medical use of cannabis, while nine of those states and the District of Columbia have also legalized the adult-use of cannabis, and 46 states have legalized the use of non-psychoactive CBD extracts. However, under U.S. federal law, and more specifically the Federal Controlled Substances Act, the possession, use, cultivation, marketing and transfer of cannabis is illegal. The federal, and in some cases state, law enforcement authorities have frequently closed down dispensaries and investigated and/or closed physician offices that provide medicinal cannabis recommendations. To the extent that the Company's dispensary clients are closed, it will negatively affect the Company's operations and revenue, and to the extent that it prevents or discourages other similar businesses from entering the cannabis industry, the Company's potential client base would contract, leading to a material negative affect on the Company's business and operations.

- **The cannabis industry's growth and continued operation is unknown.** The Company is substantially dependent on continued market acceptance and proliferation of consumers of cannabis, medical marijuana and recreational marijuana. The Company believes that as marijuana becomes more accepted the stigma associated with marijuana use will diminish and as a result consumer demand will continue to grow. While the Company believes that the market and opportunity in the marijuana space continues to grow, the Company cannot predict the future growth rate and size of the market. Any negative outlook on the marijuana industry will adversely affect the Company's business operations. The Company and its users and clients may have difficulty accessing the service of banks, which may make it difficult for them to operate. Since the use of

cannabis is illegal under federal law, there is a compelling argument that banks cannot accept for deposit funds from businesses involved with cannabis. While the Financial Crimes Enforcement Network (FinCEN) has provided guidance to financial institutions on how to provide services to marijuana-related businesses consistent with their Bank Secrecy Act (BSA) obligations, the decision to open, close, or refuse accounts and/or relationships are made at the discretion of the banking institution. Consequently, businesses involved in the cannabis industry often have trouble finding a bank willing to accept their business. The inability to open bank accounts may make it difficult for the Company and its users and clients to operate.

- **Risks relating to the creation and continual operation of blockchain software, including but not limited to a network, a token, cryptocurrency, or APIs.** The Company will be developing technologies that will depend on the blockchain technologies, there is no guarantee that these technologies gain market acceptance in the future. For these blockchains to be maintained, costs of maintenance and mining need to be supported through transactional use. There is a risk that the blockchain(s) we build our technologies on will not survive in the long term. The structure of the Company's blockchain protocol means that the PopCom Network may be susceptible to developments by users or contributors could damage the PopCom blockchain and could affect the utilization of XPOP. The nature of the Company's blockchain protocol means that it may be difficult for the Company or contributors to maintain or develop technology, the Company may not have adequate resources to address emerging issues or malicious programs that develop within the PopCom Network. The PopCom Network may be the target of cyberattacks or may contain flaws in its code, which may result in security breaches. The Company's protocol, the software application and other interfaces or applications built upon the PopCom Network have not yet been developed and are unproven, and there can be no assurances that the creating, transfer or storage of the Tokens will be uninterrupted or fully secure which may result in a complete loss of users' Tokens or an unwillingness of users to access, adopt and utilize the Company's software. Further, the Company may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the Company's blockchain which may result in the loss or theft of Tokens. For example, if the Company and/or its blockchain are subject to unknown and known security attacks, this may materially and adversely affect the company. In any such event, if the creation or operation of the Company's blockchain network ceases or if the Company's blockchain is not widely adopted, a material negative affect on the Company's business and operations may occur.

- **Dependence on key personnel & relationships.** The Company's success depends largely on the skills, experience and performance of key members of its executive management team as noted in the Team section. The efforts of each of these persons will be critical as the Company continues to develop its technology and test offerings and as it transitions to a company with multiple commercialized products. If it were to lose one or more of these key employees, the Company may experience difficulties in competing effectively, developing its technologies

and implementing its business strategies. The Company's blockchain programs, considered "research and development" programs, depend on its ability to attract and retain highly skilled engineers, cryptographers and other STEM ("science, technology, engineering, and mathematics) personnel. STEM positions, specifically those required by the Company are in high demand in the United States, and the Company may not be able to attract or retain such talent in the future due to the competition for qualified personnel among blockchain and other information technology businesses. In addition, the Company's success depends on its ability to attract and retain salespeople with extensive experience in blockchain, distributed ledger, SaaS, healthcare and HIPAA offerings, cannabis commerce and regulation, and close relationships with senior personnel in the medical operations and services industries. The Company may have difficulties developing sales if the Company and/or its third party distribution partners have difficulty locating, recruiting or retaining qualified salespeople, which could cause a delay or decline in the rate of adoption of its tests. If the Company is not able to attract and retain the necessary personnel to accomplish its business objectives, it may experience constraints that could adversely affect its ability to support its research and development and sales programs. Competition for such personnel can be intense, and there can be no assurance that the Company's results will not be adversely affected by difficulty in attracting and/or retaining qualified personnel. Furthermore, the Company does not maintain key-man life insurance on any member of senior management.

- **Rapid technological change may adversely affect the Compay's business.** Based on management's review of published data for competing technologies, and the Company's specific use case and proposed products, the Company's management believes the Company can develop a competitive technology platform. The Company's ability to remain competitive may depend in part upon its ability to develop new and enhanced products or services and to introduce these products or services in a timely and cost-effective manner. In addition, product and service introductions or enhancements by the Company's competitors or the use of other technologies could cause a decline in revenue for the Company's products and services. The success of the Company and/or its third party distribution partners in developing, introducing, selling and supporting new and enhanced products or services depends upon a variety of factors, including timely and efficient completion of development programs, and timely and efficient implementation of product and service offerings. There can be no assurances that the Company and/or its third party distribution partners will be successful in selecting, developing, and marketing new products and services or in enhancing its existing products or services. Failure to do so successfully may materially and adversely affect the Company's business, financial condition and results of operations as well as cause the decline in value of the Tokens.

- **The Company's business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business**

practices, increased cost of operations or otherwise harm the Company's business. The Company is subject to a variety of laws and regulations in the United States and abroad that involve matters central to its business, including user privacy, blockchain technology, broker dealer, data protection and intellectual property, among others. Foreign data protection, privacy, broker dealer and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates. The Company has adopted policies and procedures designed to comply with these laws. The growth of its business and its expansion outside of the United States may increase the potential of violating these laws or its internal policies and procedures. The risk of the Company's being found in violation of these or other laws and regulations is further increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and are open to a variety of interpretations. Any action brought against the Company for violation of these or other laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert its management's attention from the operation of its business. If the Company's operations are found to be in violation of any of these laws and regulations, the Company may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, the Company could be required to refund payments received by it, and it could be required to curtail or cease its operations. Any of the foregoing consequences could seriously harm its business and its financial results. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase its operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

- **Intense competition.** Both the vending and blockchain industry are highly competitive and subject to rapid and significant technological change. The Company's potential competitors include vending machine manufacturers, pharmaceutical companies, cannabis companies, alcohol companies, tobacco companies, lottery organizations, consortium organizations, special vendors, academic institutions, government agencies and research institutions. The Company believes that key competitive factors that will affect the development and commercial success of its product candidates are data fidelity, privacy, efficiency, reliability, and price. Many of its potential competitors have substantially greater financial, technical and human resources than the Company currently does. Accordingly, the Company's competitors may be more successful than the Company may be in obtaining widespread market acceptance. The Company anticipates, once its use cases become better known, that it will face intense and increasing competition as new competitors enter the

market and advanced technologies become available. Further, the adoption of distributed technologies by enterprise organizations will drive competition in this area. Because the Company's principal competitors have greater financial resources than those available to the Company, they are in a better position to attract talent, initiate projects and effect changes in cutting edge technologies that are more cost-effective. There can be no assurance that the Company will be able to undertake technology updates that prove profitable to the Company in view of the intense competition to be encountered by the Company in all significant phases of its activities. The markets for automation in the regulated retail space are potentially immense. As blockchain adoption grows, the Company anticipates that more products will be developed and that these products may compete with the Company's offerings.

- **Possible infringement of intellectual property of others.** The Company has not received notices of claims of infringement and misappropriation or misuse of other parties' proprietary rights in the past, but may from time to time receive such notices. Some of these claims may lead to litigation. The Company cannot assure you that it will prevail in such actions, or that other actions alleging misappropriation or misuse by the Company of third-party trade secrets, infringement by the Company of third-party patents and trademarks or the validity of its patents, will not be asserted or prosecuted against it. The Company may also initiate claims to defend its intellectual property or to seek relief on allegations that the Company used, sold, or offered to sell technology that incorporates third party intellectual property. Intellectual property litigation, regardless of outcome, is expensive and time-consuming, could divert management's attention from its business and have a material negative effect on its business, operating results or financial condition. If there is a successful claim of infringement against the Company, it may be required to pay substantial damages (including treble damages if the Company were to be found to have willfully infringed a third party's patent) and attorneys' fees in an exceptional case to the party claiming infringement, develop non-infringing technology, stop using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Its failure to develop non-infringing technologies or license the proprietary rights in a timely basis could harm its business. Also, the Company may be unaware of pending patent applications that relate to its technology. Parties making infringement claims on future issued patents may be able to obtain an injunction that could prevent the Company from selling its software or using technology that contains the allegedly infringing intellectual property, which could harm its business. It is possible that a third party or patent office might take the position that one or more of its patents or patent applications constitute prior art in the field of genomic-based diagnostics. In such a case, the Company's patents may be invalidated, the Company might be required to pay royalties, damages and costs to firms who own the rights to these patents, or may be restricted or enjoined from using any of the inventions claimed in those third-party patents.

- **Failure of information technology or telecommunications systems could harm**

our business. The Company depends on information technology, or IT, and telecommunications systems for significant aspects of its operations. In addition, its third party distribution partners and service partners are dependent upon telecommunications and data systems provided by outside vendors and information these partners receives from us on a regular basis. These IT and telecommunications systems support a variety of business and product development functions. Failures or significant downtime of its IT or telecommunications systems or those used by its third-party service providers could prevent the Company and/or its third party service partners from providing or maintaining its services to clients, users, and vendors, conducting research and development activities, and managing the administrative aspects of its business. Any disruption or loss of IT or telecommunications systems on which critical aspects of its operations depend could have an adverse effect on its business and its product revenues.

- **No current markets for the Tokens.** There is no current market for the Tokens offered in this private Offering and no market is expected to develop in the near future.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.


OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES


Ownership

- Dawn Dickson, 65.56% ownership, Class B Common Stock

Classes of securities

- Class A Common Stock: 24,738,705

  Voting Rights

  Except as required by law, the Class A Common Stock and/or Common Security Token will have no voting rights and no holder thereof shall be entitled to vote on any matter or take any written action.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class A Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Deemed Liquidation Events.

Definition. Each of the following events shall be considered a "Deemed Liquidation Event":

- a merger or consolidation in which
    - the Corporation is a constituent party or
    - a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation;

- or (1) the sale, lease, transfer, exclusive license or other disposition, in a

single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Effecting a Deemed Liquidation Event.

The Corporation shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation.

Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event.

Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation after taking into account the previous payment of the Initial Consideration as part of the same transaction.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, and any additional classes of preferred stock that we may designate in the future.

- Class B Common Stock: 20,000,000

Voting Rights

Each holder of shares of Class B Common Stock will be entitled to one vote for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class A Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Deemed Liquidation Events.

Definition. Each of the following events shall be considered a "Deemed Liquidation Event":

- a merger or consolidation in which
  - the Corporation is a constituent party or
  - a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are

converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation;

- or (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Effecting a Deemed Liquidation Event.

The Corporation shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation.

Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event.

Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation after taking into account the previous payment of the Initial Consideration as part of the same transaction.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, any additional classes of preferred stock that we may designate in the future.

- Convertible Promissory Notes: 0

The Company has the following outstanding material terms of indebtedness in the form of Convertible Promissory Notes that have conversion events that may result in the dilution of the Class A Common Stock being offered as part of this Regulation Crowdfunding Offering:

1) with Dwight Smith starting November 3, 2017, a $10,000 note at a 5% interest rate with a maturity date of November 3, 2019 at a 20% discount on a $3,000,000 cap. This note converts into Class A Common Stock upon a financing event that results in gross proceeds to the company of at least $250,000. The note has an aggregate amount outstanding of $12,621.

2) with NCT Ventures Fund II, LP starting November 7, 2017, a $250,000 note at a 5% interest rate with a maturity date of November 7, 2019 at a 20% discount on a $3,000,000 cap. This note converts into Class A Common Stock upon an equity financing event that results in gross proceeds to the company of at least $250,000. The note has an aggregate amount outstanding of $315,370.

3) with Rev1 Ventures Investments Holdings, LLC starting December 6, 2017, a $50,000 note at a 5% interest rate with a maturity date of December 6, 2019 at a 20% discount on a $3,000,000 cap. This note converts into Class A Common Stock upon an equity financing event that results in gross proceeds to the company of at least $250,000. The note has an aggregate amount outstanding of $62,836.

4) with JumpStart, Inc starting March 18, 2018, a $100,000 note at a 5% interest rate with a maturity date of March 18, 2020 at a 20% discount on a $3,000,000 cap. This note converts into Class A Common Stock upon a financing event that results in gross proceeds to the company of at least $250,000. The note has an aggregate amount outstanding of $123,995.

5) with LOUD Capital Fund, LLC starting March 28, 2018, a $50,000 note at a 8% interest rate with a maturity date of March 28, 2020 at a 20% discount on a $4,000,000 cap. This note converts into Class A Common Stock upon a financing event that results in gross proceeds to the company of at least $250,000. The note has an aggregate amount outstanding of $63,064.

What it means to be a Minority Holder

As a minority holder of Class A Common Stock designated as PCOM, you will have limited ability, if all, to influence our policies or any other corporate matter, including

the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-09-30.

Financial Condition

Results of Operation

Year ended December 31, 2016

Revenue

Sales revenue for fiscal year 2016 was $10,000 with total revenues of $10,378.05. The company operated at a net gain because we were able to close a deposit on an early version of the PopShop Kiosk and, as a bootstrapped company, expenses were kept low. We continued to research the competitive landscape of intelligent vending solutions and sought partnerships with incumbant companies to learn more about their processes.

Cost of sales

Cost of sales in 2017 was $44.64.

Gross margins

2017 gross profit was $10,333.41. Part of this went to travel expenses and small amount of compensation for our team.

Expenses

The Company's expenses consisted of, but were not limited to: depreciation, salaries, travel expenses, and accounting.

Year ended December 31, 2017 compared to December 31, 2016

Revenue

Sales revenue for fiscal year 2017 was $785.47 with total revenues of -$9,188.86 (due to an allowance) . The company operated at a net loss because we were heavily investing into product research and development. We continued to develop both the software and hardware products and began working with a new hardware manufacturing partner, Kiosk Information Systems.

Cost of sales

Cost of sales in 2017 was $226.15.

Gross margins

2017 gross profit was -$9,415.01. The reason for the negative profit was normal operating costs (e.g. software development, travel).

Expenses

The Company's expenses consisted of, but were not limited to: payments to independent contractors and vendors, marketing and advertising expenses, fees for professional services, equipment expenses, and office-space leasing expenses. The large majority of the expenses in 2017 were for software development contractors.

Current Year-to-Date compared to December 31, 2017

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

Revenue for fiscal year 2018 is so far $40,050. The company has moved closer to production with its hardware product, the PopShop Kiosk and thus started accepting deposits from interested customers. As of September, the company has $15,850 in accounts receivable from kiosk customer deposits.

Cost of sales

Cost of sales in 2018 is so far $0.

Gross margins

As of September, 2018 gross profit is $40,050. The reason for the gross profit is not higher is due to the continued operational costs (e.g. software development, travel); new hires (e.g. sales, marketing). Additionally, the PopShop Kiosks are beginning to reach full production capability and we will be able to pass production costs directly to customers.

Expenses

The Company's expenses consisted of, but were not limited to: payments to independent contractors and vendors, new employee salaries, marketing and advertising expenses, fees for professional services, equipment expenses, and office-space leasing expenses. The Company hired 4 full-time sales and tech staff, which the increase in salaries reflects. The other majority of the expenses in 2018 are, so far, for software development contractors.

Financial Milestones

Future Operational Challenges

Operational challenges that the Company could encounter include but are not limited to: 1) increased competition in the intelligent vending space, particularly if large companies such as Intel or Zoom Systems release competitively-priced ($10,000-$20,000 per machine) vending solutions, could see our revenue negatively impacted as potential clients are scooped up; 2) hardware development and production challenges, e.g. a crucial supplier going out of business or discontinuing a mission-critical component, supplier restructuring or M&A, etc.; 3) scaling challenges associated with hiring and training customer support; 4) acquiring, motivating, and retaining highly skilled executives and team members; and 5) continuing to innovate our software technology to work with thousands of kiosks will be a bespoke and technically challenging endeavor.

Future Challenges with Regard to Capital Resources

The Company may need to raise additional capital resources for the aforementioned operational challenges, especially in regards to hiring highly skilled executives and team members within the hardware and software development industry. The Company also may need to raise additional capital resources to expand its hardware product line to service a larger number of retail vendors, particularly retail vendors that require larger product vending solutions. Worldwide expansion and delivery of PopCom's vending solutions, although likely positive for the company and its revenue, will be capitally intensive and may require the raising of additional capital resources. Although the company is confident in its intellectual property and foresees no immediate challenges to its IP portfolio, it may require additional capital resources to defend its IP portfolio in other countries, as well as to respond to legal challenges to the IP portfolio.

Other Financial Milestones/Performance Implications

The Company has no immediate plans for additional fundraising following the Regulation CF round, but if the Company chooses to undertake additional fundraising, the capital resources of the company will be significantly impacted. Milestones or relationships that will affect the operations and financial fitness of the company may include but are not limited to: 1) the successful completion of several paid pilots with large clients such as P&G; 2) the company's partnership with its kiosk manufacturing partner, Kiosk Information Systems; 3) reaching production capacity for the company's PopShop Kiosk hardware solution; 4) the company's ability to convert its current prospective clients from non-legally binding Letter of Intents to contractually-bound purchase orders; 5) the completion of production-ready PopCom API software; and 6) continued development of integration partnerships for the

company's white labeled software.

Management currently forecasts 2018, 2019 and 2020 revenues to total $8.2 million and believes the company will generate positive net income beginning in 2020. Detailed income forecasts with operating expenses can be found at the following link: https://goo.gl/9k2WWi but are summarized below:

	2018	2019	2020
Total Revenue	$450,690	$2,563,600	$5,207,680
Total Direct Costs	$295,920	$1,406,500	$2,819,200
Gross Profit	$154,770	$1,157,100	$2,388,480
Total Operating Expenses	$872,608	$1,761,233	$2,237,728
Net Profit	($726,526)	($606,733)	$147,152

Liquidity and Capital Resources

Since its incorporation in 2012, the Company has raised $877,712 through sale of equity, convertible notes, and warrants. The Company is offering 10.49% of its shares for sale at an $8,052,967 valuation during this Regulation Crowdfunding round.

With the net proceeds of the Regulation Crowdfunding round, the Company intends to use the proceeds to further develop software (including but not limited to its blockchain technology), finalize mass production specifications for its PopShop Kiosks, increase its marketing efforts to acquire more customers, and continue to work with integration partners to expand its hardware coverage and thus increase working capital. The Company believes that the funds from the Regulation CF offering will enable it to fund operations for 3-6 months, while securing future infusions of capital through sales of its products or further investment. If the maximum of $942,553 is reached for the offering, the company plans to use the net proceeds, totaling $791,727, over the course of that time. (See "Use of Proceeds" below.)

The company is currently generating operating losses and requires the continued infusion of new capital/investment to maintain business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under further future equity issuance, or any other method available to the company.

Indebtedness

The Company has the following outstanding material terms of indebtedness in the form of Convertible Promissory Notes: 1) with Dwight Smith starting November 3, 2017, a $10,000 note at a 5% interest rate with a maturity date of November 3, 2019 at a 20% discount on a $3,000,000 cap; 2) with NCT Ventures Fund II, LP starting November 7, 2017, a $250,000 note at a 5% interest rate with a maturity date of

November 7, 2019 at a 20% discount on a $3,000,000 cap; 3) with Rev1 Ventures Investments Holdings, LLC starting December 6, 2017, a $50,000 note at a 5% interest rate with a maturity date of December 6, 2019 at a 20% discount on a $3,000,000 cap; 4) with JumpStart, Inc starting March 18, 2018, a $100,000 note at a 5% interest rate with a maturity date of March 18, 2020 at a 20% discount on a $3,000,000 cap; 5) with LOUD Capital Fund, LLC starting March 28, 2018, a $50,000 note at a 8% interest rate with a maturity date of March 28, 2020 at a 20% discount on a $4,000,000 cap;

Recent offerings of securities

- 2012-10-04, Rule 506(b), 91000 Equity. Use of proceeds: The company used the proceeds of this fundraise for research and development for the initial prototypes of the PopShop Kiosk.
- 2017-05-10, Rule 506(b), 50000 Convertible Equity (SAFE Note). Use of proceeds: The company used the proceeds of these notes for research and development for the PopShop Kiosk and PopCom SaaS products, sales and marketing, and operating expenses including compensation for officers and contractors.
- 2017-07-21, Rule 506(b), 100000 Debt (Convertible Note). Use of proceeds: The company used the proceeds for PopShop and PopCOm SaaS R&D including the production of the first PopShop prototype and working capital for six months.
- 2017-08-11, Rule 506(b), 20000 Equity. Use of proceeds: The company used the proceeds for PopShop and PopCom SaaS R&D including the production of the first PopShop prototype and working capital for six months.
- 2017-08-16, Rule 506(b), 6692 Convertible Equity (SAFE Note). Use of proceeds: The company used the proceeds directly for the patent application
- 2017-10-31, Rule 506(b), 30000 Equity. Use of proceeds: The company used these funds to research the viability of launching PopCom products for the cannabis industry, including research and partnership inquiries with lobbyists and dispensaries.
- 2017-12-06, Rule 506(b), 375000 Debt (Convertible Note), Warrant. Use of proceeds: The company used these funds for PopShop and PopCom Saas R&D including the production of the first PopShop prototype, equipment, office supplies, work-related travel, working capital, and funding operations.
- 2018-03-28, Rule 506(b), 150000 Debt (Convertible Note). Use of proceeds: The company used these funds for PopShop and PopCom Saas R&D, equipment, working capital, and funding operations, specifically for hiring marketing and sales employees and paying software development contractors.
- 2018-09-03, Rule 506(b), 45000 Debt (Convertible Note). Use of proceeds: This note was to fund the production of our second PopShop prototype.
- 2018-09-03, Rule 506(b), 10000 Convertible Equity (SAFE). Use of proceeds: This note was to fund the custom software development required for our second PopShop prototype.

Valuation

$8,057,966.90

The Company's has signed Letters of Intent for 19 PopShops, representing $285,000 in revenue and, at a minimum, $100k in ARR and additionally has pending patents on its technology. The Company's current sales pipeline, last updated November 1, 2018, consists of $437,000 in hardware sales and $3,740,400 in annual recurring software revenue. You can see the sales pipeline here: https://docs.google.com/spreadsheets/d/1eIhiQIp-vF_Ntdia6ec5k9FnWMSZ5ZcqfM3PviWk6TM/edit?usp=sharing In conclusion, the valuation is justified by: 1) the Company's intellectual property portfolio; 2) the existing committed customers and pilots–including large Fortune 500 companies; and 3) the Company's existing substantial sales pipeline that includes both hardware sales and software sales.

USE OF PROCEEDS

The following table lists the expected use of proceeds of the Offering if the Minimum Offering Amount ($10,000) and Maximum Offering Amount ($942,533) are raised.

Use of funds:*

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999.90	$942,553
Less: Offering Expenses		
StartEngine Fees	$600	$56,552
Campaign Marketing Expenses or Related Reimbursements[1]	$1,000	$18,851
Estimated Legal Fees[2]	$5,000	$28,276
Anticipated ICO Expenses[3]	$3,000	$47,126
Net Proceeds	$399.90	$791,727
Use of Net Proceeds:		
General Marketing[4]	$399.90	$47,126
Team (e.g. future wages)[5]	-	$377,013
Hardware & Machine Development[6]	-	$141,383
Acquisitions[7]	-	$84,828
Reserve & Misc[8]	-	$56,552
Operations[9]	-	$47,126
R&D[10]	-	$37,700
Total Use of Net Proceeds	$400	$791,727

* The Company may alter the use of the proceeds in the event (1) any unexpected or unaccounted for fees or expenses are incurred in connection with this Offering or the proposed Initial Coin Offering/Security Token Offering; (2) costs for marketing or platform development are overestimated or underestimated, and/or (3) the Company

identifies a low to moderate risk core business-related investment opportunity that could increase the value of Company as a going concern (including, but not limited to, revenue growth, market share growth, profitability growth, and consumer utility improvements).

** The compensation for services provided by StartEngine Capital is 6%, 8%, 10%, or 12% of the total funds raised from US investors for ACH and wire payments, from US Investors for credit card payments, from international Investors for ACH and wire payments or from international Investors for credit card payments, respectively. We believe 6% represents a good faith estimate of the total amount of compensation to be paid to StartEngine Capital, but the total amount may be higher or lower than 6%.

[1] May include but is not limited to Facebook/Google/Instagram advertising and PPC campaigns, animated video creation, ad creation, sponsored posts on social media or blogs relating to the Company's RegCF campaign; [2] May include but is not limited to current and future legal expenditures such as general counsel retainers and incidentals, securities attorney retainers and incidentals; [3] May include but is not limited to paying vendors or advisors, travel, or other incidental costs associated with the RegCF campaign creation and marketing; [4] May include but is not limited to paid marketing campaigns to market the Company's technology offerings, conference sponsorships, marketing/PR/ad services; [5] May include but is not limited to wages, salaries, or other compensation for PopCom's full time or part time employees or contractors; [6] May include but is not limited to hardware development or production costs, integrations development, or hardware sales activities; [7] May include but is not limited to acquisitions of the Company's current or future competitors, strategic partners, or technology partners; [8] May include but is not limited to unanticipated costs associated with IP protection, compliance, lobbying, expansion; [9] May include but is not limited to purchase of office space or work space, technology services such as cloud hosting or compute resources, or computer servers; [10] May include but is not limited to blockchain research and development, facial recognition advancement, biometric payment advancement, or money transmission advancement.

The Company believes that the funds from the Regulation CF offering will enable it to fund operations for 3-6 months, while securing future infusions of capital through sales of its products or further investment. If the maximum of $942,553 is reached, the company plans to use the net proceeds, totaling $791,727, over the course of that time as indicated in the above table, but also may use funds for the following expenses:

Development, deployment, along with regulation, compliance and security auditing of computer servers to provide self-sovereign storage, use, and exchange. Development, deployment, along with regulation, compliance and security auditing of computer servers to provide data retrieval, self-auditing, and integrity verification functionality. Development, deployment, along with regulation, compliance and security auditing of computer servers to provide and store retailer and consumer compliance data. Development of proprietary blockchain protocol, associated "smart contracts", auditing and testing there-of. Development of Utility Token including the auditing and testing there of. Licensing of server/computer software etc. Purchase of computer

hardware etc. Purchase of manufactured automated retail hardware. Outsourced iOS and Android development and associated compliance auditing. In-depth and technical research of current relevant areas of the cannabis, healthcare, alcohol, tobacco, and other regulated retail fields, including potential future compliance issues. In-depth and technical research of current relevant areas of blockchain technology, including experimental protocols and areas of yet undiscovered potential. Legal guidance to ensure successful future operations. Advisory guidance to ensure successful future operations. Marketing for general awareness and to encourage adaptation of our future product(s). Marketing to help facilitate future fundraising efforts. Marketing related directly to future "Token Sale" or ICO. Office space rental. Lobbying for the automated vending of regulated retail products and blockchain.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The future reports may be found at https://popcom.shop/investors/reports in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Solutions Vending International

[See attached]



GROW
FORWARD ·
CFO

December 13, 2018

To Start Engine and Management of Solutions Vending International

I, Bryan Redic, CPA, CMA, MSFE, the Director of Grow Forward CFO, hereby certify that I have reviewed the accompanying financial statements of Solutions Vending International (the Company) which comprise the balance sheet as of September 30, 2018, December 31, 2017, and December 31, 2016, and the related statements of operations, stockholders' equity, and cash flows for the period beginning January 1, 2018 through September 30, 2018, for the year ended December 31, 2017, and for the year ended December 31, 2016

Based on my review, I am not aware of any material modifications that should be made to the financial statements included in the Form C offering in order for them to be in accordance with accounting principles generally accepted in the United States of America. Further, the statements reflect accurately the information reported on the federal income tax returns.

Our responsibility, as described by professional standards, is to perform a review of the financial statements that consists of inquiries of Company personnel, analytical procedures applied to the Company's accounting records and financial data, and obtaining representations from management for the purpose of obtaining limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements in order for the statements to be in conformity with U.S. generally accepted accounting principles. Our review of the financial statements does not relieve you or management of your responsibilities. Management is responsible for the design, implementation, and maintenance of internal controls. A review does not contemplate obtaining an understanding of or providing assurance on the Company's internal control. Accordingly, we do not express an opinion or any other form of assurance on the Company's internal control.

This information is intended solely for the use of Start Engine and management of Solutions Vending International and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Bryan Redic

Bryan Redic, CPA, CMA, MSFE
Director, Grow Forward CFO

I, Dawn Dickson, the Chief Executive Officer of Solutions Vending International and its associated subsidiaries, hereby certify that the financial statements for Solutions Vending International, and the notes thereto, as of December 31, 2016, December 31, 2017 and for the period beginning January 1, 2018 through September 30, 2018, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $26.00; taxable income of -$303,399; and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 28th Day of November, 2018.

_Dawn Dickson_____(Signature)

Chief Executive Officer___(Title)

_November 28, 2018_____(Date)

SOLUTIONS VENDING INTERNATIONAL

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF DECEMBER 31, 2016, DECEMBER 31, 2017, AND AND FOR THE PERIOD
BEGINNING JANUARY 1, 2018 THROUGH SEPTEMBER 30, 2018
December 2016, December 2017, and September 30, 2018

SOLUTIONS VENDING INTERNATIONAL
Index of Financial Statements
(UNAUDITED)

Balance Sheets as of December 31, 2016, December 31, 2017
and September 30, 2018   6

Statements of Operations for the years ended December 31, 2016,
December 31, 2017, and September 30, 2018   7

Statements of Stockholders' Equity the for years ended
December 31, 2017 and September 30, 2018   9

Statements of Cash Flows for the years ended December 31, 2016,
December 31, 2017, and September 30, 2018   10

Notes to the Financial Statements   11

Solutions Vending International (SVI)
Balance Sheet As of December 31, 2016, December 31, 2017, and September 30, 2018
         (UNAUDITED)

		September 31, 2018		December 31, 2017		December 31, 2016
Assets						
Checking	$	870.98	$	278,167.74	$	6,428.48
Accounts receivable		15,850.00		100.00		-
Shareholder Advance		12,455.98		1,527.94		-
Inventory		-		352.26		535.83
Fixed Assets: Vending Machines		1,125.00		1,125.00		18,000.00
Accumulated Depreciation, PP&E		(497.91)		(497.91)		(2,716.82)
Total Assets	$	29,804.05	$	280,775.03	$	22,247.49
Liabilities						
Accounts Payable	$	152,321.09	$	73,084.45	$	1,350.00
Note Payable - Marcus Stroud		15,000.00		15,000.00		15,000.00
Note Payable - Valerie and Eddie		15,000.00		15,000.00		15,000.00
Techstars - Convertible Note		100,000.00		100,000.00		-
Jumpstart - Convertible Note		100,000.00		-		-
Rev1 Ventures - Convertible Note		50,000.00		50,000.00		-
Rev1 Ventures - Convertible Note		50,000.00		50,000.00		-
Loud Capital - Convertible Note		50,000.00		-		-
SAFE Note - Aiysha Anderson-Holliday		6,692.00		-		-
Dwight Smith - Convertible Note		10,000.00		10,000.00		-
NCT Ventures - Convertible Note		250,000.00		250,000.00		-
SAFE Note - Bart Partners, LP		40,000.00		25,000.00		-
SAFE Note - Backstage Capital Fund II, LLC		25,000.00		25,000.00		-
SAFE Note - Jewel Burks		10,000.00		10,000.00		-
Terrance Hefty - Note Payable		15,000.00		15,000.00		-
Total Liabilities	$	889,013.09	$	638,084.45	$	31,350.00
Equity						
Canopy Boulder - Equity		30,000.00		30,000.00		-
Marcus Stroud - Equity		90,000.00		90,000.00		-
Techstars - Equity		20,000.00		20,000.00		-
Retained Earnings		(999,209.04)		(497,309.42)		(9,102.51)
Total Equity	$	(859,209.04)	$	(357,309.42)	$	(9,102.51)
Total Liabilites & Equity	$	29,804.05	$	280,775.03	$	22,247.49

Solutions Vending International (SVI)
Statement of Operations For the Period Ended As of December 2016, December 2017, and September 30, 2018
(UNAUDITED)

	September 31, 2018	December 31, 2017	December 31, 2016
Revenues			
Sales revenue	$ 40,050.00	$ 785.47	$ 10,000.00
Returns and allowances	-	(10,000.00)	-
Merchandise Sales - Other	-	25.67	378.05
Total Revenues	$ 40,050.00	$ (9,188.86)	$ 10,378.05
Cost of Sales			
Cost of Service	$ -	$ 802.15	$ 44.64
Total Cost of Sales	$ -	$ 802.15	$ 44.64
Gross Profit	$ 40,050.00	$ (9,991.01)	$ 10,333.41
Operating Expenses			
Bank & ATM Fee Expense	$ 376.92	$ 1,394.61	$ 8.00
Business Meals Expense	3,713.90	1,807.97	-
Conference Registration Fee	9,775.89	2,549.04	-
Promotional Products/Printing	402.12	-	-
Event Planning Expense	11,046.85	-	-
Event Supplies	185.64	639.51	-
Equipment Expense	1,212.41	3,228.52	-
Computer Equipment Expense	2,481.22	1,792.93	-
Depreciation	-	187.49	2,716.82
Dues & Membership Expense	376.92	667.93	-
Facility & Utility Expense	-	293.85	-
Furniture Expenses & Rental	1,131.11	1,594.77	-
Gas Expense	700.94	1,777.93	48.85
Gifts Expense	212.25	400.00	-
Independent Contractor Expense	357,106.70	251,910.39	-
Insurance Expense - Auto	299.68	451.16	-
Insurance Expense - Life	(564.49)	734.04	-
License & Fee Expense	50.00	-	-
Business Cards	165.42	-	-
Marketing & Advertising Expense	81.15	7,015.30	-
Merchant Fees Expense	-	108.09	-
Miscellaneous Expenses	30,257.45	38,733.78	14,254.00
Office Supply Expense	545.67	11,788.23	-
Parking & Tolls Expense	227.12	156.28	-
Payroll Expense - Administration	775.29	28,390.80	-
Payroll Expense - Payroll Tax	1,470.76	0.05	-
Payroll Expense - Salary & Wage	61,988.28	0.48	2,000.00
Communications/Phone	2,859.27	3,094.05	-
Postage & Shipping Expense	1,115.84	72.26	-
Accounting	1,812.86	-	247.00
Professional Service Expense	(88.01)	38,411.28	-
Rent or Lease Expense	2,203.31	7,300.00	-
Software & Web Hosting Expense	3,495.05	2,572.58	-
Auto Rental	5,530.42	3,919.09	-
Storage	-	-	53.41
Transportation	1,647.67	2,470.78	-
Travel Expense	39,354.01	64,678.47	107.84
Training & Education	-	74.24	-
Total Expenses	$ 541,949.62	$ 478,215.90	$ 19,435.92
Net Loss	$ (501,899.62)	$ (488,206.91)	$ (9,102.51)

Solutions Vending International (SVI)
Statement of Shareholder's Equity For the Actual Period Ended December 2017 and September 30, 2018
(UNAUDITED)

Beginning equity balance - 1/1/2016		-
Net Loss		(9,102.51)
Purchase of Common Stock		-
Miscellaneous adjustments		-
Ending equity balance - 12/31/2016	$	**(9,102.51)**
Per Balance sheet	$	**(9,102.51)**
Variance	$	-
Beginning equity balance - 1/1/2017		(9,102.51)
Net Loss		(488,206.91)
Purchase of Common Stock		140,000.00
Miscellaneous adjustments		-
Ending equity balance - 12/31/2017	$	**(357,309.42)**
Per Balance sheet	$	**(357,309.42)**
Variance	$	-
Beginning equity balance - 1/1/2018		(357,309.42)
Net Loss		(501,899.62)
Purchase of Common Stock		-
Miscellaneous adjustments		-
Ending equity balance - 9/30/2018	$	**(859,209.04)**
Per Balance sheet	$	**(859,209.04)**

Solutions Vending International (SVI)
Statement of Cash Flows For the Actual Period Ended As of December 2016, December 2017, and September 30, 2018
(UNAUDITED)

	September 31, 2018	December 31, 2017	December 31, 2016
Operating Activities			
Net (loss) income	$ (501,899.62) $	(488,206.91) $	(9,102.51)
Depreciation	-	187.49	2,716.82
Adjustments to Operating Activities			
(Increase) decrease in asset			
Accounts receivable	(26,678.04)	(1,627.94)	-
Inventory	352.26	183.57	(535.83)
Increase (decrease) in liability			
Accounts Payable	79,236.64	71,734.45	1,350.00
Net cash provided by operating activities	$ (448,988.76) $	(417,729.34) $	(5,571.52)
Investing Activities			
Purchase of fixed assets	$ - $	- $	(18,000.00)
Sale of fixed assets	-	14,469.00	-
Net cash provided by investing activities	$ - $	14,469.00 $	(18,000.00)
Cash Flows from Financing Activities			
Net note payable proceeds	171,692.00	535,000.00	30,000.00
Sale of common stock	-	140,000.00	-
Net cash provided by financing activities	$ 171,692.00 $	675,000.00 $	30,000.00
Net cash increase for period	$ (277,296.76) $	271,739.66 $	6,428.48
Cash at beginning of period	278,167.74	6,428.48	-
Cash at end of period	$ 870.98 $	278,168.14 $	6,428.48

NOTE 1 – NATURE OF OPERATIONS

Solutions Vending International was formed on in 2012 in the State of Florida. The financial statements of Solutions Vending International (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Columbus, OH.

Solutions Vending International was created to transform the automated retail industry. Our mission is simple: equip entrepreneurs and brands with future-ready retail solutions that allow rapid retail expansion, incredible customer experiences, and powerful sales data. This will be accomplished by developing vending solutions that can be placed in high-traffic areas that are able to track and monitor customers and increase conversion rates through the website and shopping cart; analytics, email collection, retargeting, and remarketing.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues when any of the following occurs, a) the service has been performed; b) the prices are fixed and determinable and not subject to refund or adjustment; and/or(c) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair

9

value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority and has been in business longer than 3 years.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no open or significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the organization's financial position.

NOTE 4 – STOCKHOLDERS' EQUITY

The Company has authorized the issuance of 30,979,500 shares of our common stock. To date, no additional shares have been issued.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company disbursed funds on behalf of the shareholders for the operational activities for the period beginning January 1, 2018 through September 30, 2018. There are no reimbursable expenses owed to any shareholders by the Company.

NOTE 6 – SUBSEQUENT EVENTS

In conjunction with the review, we identified credit balances within expense accounts. Upon further inquiry, it was noted that these credit balanceds relate to refunds and vendor rebates. Refunds and rebates should be categorized as miscellaneous income rather than a reduction of expenses; however, they are currently categorized as reductions in expenses. Please note, that this adjustment would have no impact on the net loss amount as it would gross up both revenue and expenses by the same amount.

The Company has evaluated subsequent events that occurred after September 30, 2018 through October 31, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

▶ PLAY VIDEO

Instant Shopping

SHOPPING HAS NEVER

Investor
$0.00
Raised of $10K - $107K goal

PopCom (by Solutions Vending International)
High-IQ Vending and Kiosk Technology
● Small GTO   🏢 Columbus, OH   🏷 Consumer Products   ⊙ Accepting International Investment

Overview   Team   Terms   Updates   Comments   Share

PopCom Brings Face Recognition, Blockchain, and A.I. Technology to Vending and Kiosks

Female Founder | Minority Founder | SaaS, IoT, Blockchain

PopCom is an automated retail technology company that has built a SaaS & IoT platform for vending machines and kiosks that provides deep consumer insights and engagement for machine operators. The company is seeking investment to help solidify its strong position in the industry as well as fund new development of new blockchain-enabled software that will enable consumers to securely buy government-regulated products (e.g. pharmaceuticals, cannabis, alcohol) from vending machines and ensure retailers stay complaint.

Deal Highlights:

- Patents pending for a highly unique and innovative automated retail hardware design called PopShop Kiosks with solid software IP
- $901k raised to date from TechStars, Canopy Boulder, Backstage Capital, JumpStart, and others
- Past and upcoming paid pilots with Procter & Gamble (largest consumer product brand in the world), and others
- $3.72M in projected SaaS annual recurring revenue and $437,000 in hardware revenue with inbound sales pipeline (Sales Pipeline, Income Statements '18, '19, '20)
- Direct partnership with the largest kiosk manufacturer in the US, Kiosk Information Systems, to white-label our software and become the preferred automated retail CRM software provider
- Direct partnership with Samsung to market PopCom's technology solutions to tens of thousands of retailers worldwide
- 1,000 planned kiosk integrations in pipeline
- TechStars, Canopy Boulder accelerator alumnus and portfolio company, recently accepted into Brinc's IoT & Connected Hardware program
- Featured in Forbes, VentureBeat, HuffPost, ThePitch, BlackEnterprise, and more.

Self-service and automation are the future of retail. But right now, it's a future without data. We're changing that.

We're redefining omnichannel strategy for worldwide brands– from Fortune 500 companies to nimble e-commerce entrepreneurs, providing a completely new direct-to-consumer channel backed by unparalleled data and frictionless transactions.


Conversion Rates


Sentiment Analysis


Demographic Analysis


Targeted Ads & Promotions


Live Store Updates


Digital Payments

Retail is experiencing a global shift.¹

We believe automation and self-service are booming but valuable data is being lost on low-IQ machines.

This is an opportunity where we are positioned to dominate.

Automation is at the heart of a colossal shift in the retail paradigm, and in the midst of this phenomenon deemed "the Retail Apocalypse", the self-service retail industry is exploding.² In fact, over two-thirds of retail customers now prefer to self-serve and over 100 million people purchase goods and services from vending machines or kiosks each day in the U.S. ³

75%   59%

Intelligent Vending Machine: Global Annual Shipments

Advancements in automated retail aren't without their caveats.

The devil is in the details.

While the majority of consumers enjoy added convenience and lower friction transactions, data also suggests that a personalized retail experience is still of great value in the buying process.⁴



2008 2009 2010 2011 2012 2013 2014 2015 2016
Source: Frost and Sullivan[2]

By 2021, 70% of all retailers are planning investments in Internet Of Things, 68% are investing in machine learning/cognitive computing and 57% are investing in automation. Orchestrating these

Retailers, in the midst of reaping billion-dollar savings from self-service in the form of extremely low operating costs and 24/7 commerce, must address this need for personalized customer experiences without the help of humans at the point-of-sale. Hence, the arrival of smart vending machines was heralded. And with a CAGR of 49%, the industry is booming. [2]

PopCom's secret sauce? Our software.

We believe we're uniquely positioned in a market that is currently domiciled by slow-moving, behemoth hardware companies whose turnkey solutions are so expensive that even the largest CPG companies in the world may feel sticker shock when they see the cost of a pilot with our competitors. Our turnkey solution, the PopShop Kiosks with PopCom SaaS, are affordable for any team, from Fortune 500 to single-founder e-commerce brands. Not only is our hardware versatile, sexy, and affordable, we built exceptional software with features that facilitate fun, engaging customer experiences and allows retailers to glean powerful consumer insights and forge stronger relationships with their target demographic.

The last piece pièce de résistance? We're white-labeling our kiosk software for use in the 18 million existing machines worldwide, powered by our partnership with the largest kiosk manufacturer in the US, Kiosk Information Systems.


LIVE REPORTS & ALERTS
Vital sales data
See which items are selling the best and


Inventory alerts
Prevent the loss of revenue from out of

"We think this is the innovation many companies we work with are going to be very interested in and believe in the founder and CEO, Dawn Dickson."

Bill Butler
CEO, KIOSK Information Systems

But we aren't stopping at just traditional retail.

With your help, we're also disrupting a retail sector that has remained virtually untouched by automation: the Regulated Retail Economy.

Using blockchain and smart contracts, we're augmenting our current tech to power machine-driven transactions for government-regulated products.

Want the technical details?
↳ LEARN MORE ON OUR WEBSITE


Pharmaceuticals


Alcohol

Cannabis

Tobacco



Illustration of PopShop Kiosk use for demonstration purposes

PopCom defines the Regulated Retail Economy as the system by which consumers and retailers interface with government-regulated goods which require identification, sales compliance, supply chain information, or a combination of all three.

It represents over $3 trillion in global revenue, growing to $5 trillion by 2022 and is severely underserved by automated transactions. [9−12]

Concerns regarding the security of personally identifiable information (PII), computer vision reliability, and compliance tracking have deterred automated retail innovators from entering the space– until now. We're going to leverage advancements in blockchain, decentralization, and smart contracts to introduce a "2.0" version of our own ecosystem, a first-to-market solution that puts private consumer data back into the hands of consumers and ensures retailers stay compliant with government regulators for every transaction.

We'll disrupt massive regulated industries.

Legal Cannabis

The Regulated Retail Frontier

It's no secret that the cannabis industry is one of the fastest growing segments of retail in modern history.[8] Retailers in this "budding" industry face extraordinary transactional compliance hurdles and business risks that could be eradicated with PopCom's automated retail solution: 1) federal prohibition of cannabis sales means retailers in legalized states operate in an all-cash basis, which makes them **targets for robberies and fraud** [2]; 2) per-person limits on cannabis purchases are almost impossible to enforce because consumer purchase data exists in walled silos, **promoting rampant "no limit" use** [2]; and 3) government-mandated seed-to-sale tracking must be enforced without fail– if product is **lost, stolen, or unaccounted for**, the retailer is at risk of losing their license.[19]





Pharmaceuticals

An Innovation-Drive Industry

Collectively, Canada, Mexico, and The United States represent the largest continental pharma market in the world. The U.S. market alone is expected to grow to $1.12 trillion in 2022, with the fastest growth occurring during 2016-2020.[14] This growth in revenue will undoubtedly be closely accompanied by the industry's expansion



In our latest analysis, the big trend we are seeing for 2018 is a far greater mix of market research consultancies partnering with innovative technologies to conduct qualitative and quantitative research.

Caleb Costa
InCrowd CCO

into technology-based solutions. Based on PopCom's discussions with prospective clients in the healthcare industry, this is indeed the case; a technological revolution is on the horizon. Not only will the shift to self-service technology bring 24/7 access to important medication for patients, the data gleaned from their interactions with machines will effectively turn consumers into "e-patients." This opens up groundbreaking possibilities for distributed and automated healthcare research.

Other Verticals

Alcohol, Tobacco, Lottery, and Gambling

Alcoholic beverage sales are restricted globally by age and identification requirements that can vary significantly across jurisdictions. For example, in the United Arab Emirates, a non-Muslim resident can obtain a license to purchase alcohol for home consumption which is only valid in the Emirate of issuance. In addition to Emirate-specific licensure, the legal minimum age to purchase alcohol varies across the Emirates as well.[18] In the **tobacco industry**, there is an established regulatory concern regarding vending machines because existing machines do not have the technology to meet compliant sale standards set by the FDA.[19] In the **gambling/gaming industry**, identity verification is an integral part in preventing fraud and minors from gambling. If lottery retailers or casinos fail to accurately ID their customers, they can face huge financial losses and penalties from regulators.[20]



PopCom's white label software solutions can be used to create a fully compliant, simplified, and automated point of sale system regardless of jurisdiction with advanced metrics available for consumer behavior and demographics.

Here's how it works.

1. Customer approaches machine and scans face

Facial biometrics are scanned, hashed, and matched to the customers facial template hash stored on the blockchain. If the hashes match, the storefront is unlocked.

2. Customer selects restricted product

Each storefront product exists within the context of a smart contract that contains the necessary information about which compliance oracle to send a request for approval to, daily limits on purchases, and supply chain tracking info.

3. System checks compliance service

We submit the necessary information to ensure the retailer is not selling to someone who has already purchased the legal amount.

4. Product sale is approved, sale data is recorded, and product is vended

If the compliance service gives the green light for the sale, the product is vended and the sale is recorded on the blockchain.



(Above) Animated illustration simulating PopCom's future blockchain product for the regulated retail industry.

Want the technical details?
↪ LEARN MORE ON OUR WEBSITE

It's a novel solution for all stakeholders.

One that unleashes the unbelievable power of data while keeping it secure.

Using cutting edge tech to establish a completely new automated retail sector that accounts for all stakeholder concerns.



 

And eradicates barriers to data exchange by making consumers the controllers and beneficiaries of their purchase data.

Opening the door to unprecedented data cohesion for direct-to-consumer distribution.

A rarity in blockchain: use-cases that make sense.

   

Self-Sovereign Identity	De-Identified Data Exchange	Automated Compliance	Supply Chain Provenance
Protected by secure biometrics, consumers can dictate where, when, and for what purpose their decentralized identity is used.	Our technology uses computer vision to collect anonymous consumer data, while still allowing consumers to benefit from sharing private shopping data.	Service Oracles ensure regulated goods are sold within legal constraints with records stored securely on the blockchain.	Blockchain enables transparent and reliable track-and-trace functionality for all autonomously sold products, keeping retailers compliant and regulators happy.

Use case: Eliminating the proliferation of high-risk private data silos often targeted by hackers

Use case: Compensating consumers for securely sharing their data with retailers or researchers.

Use case: Enforcing consumer purchase limits autonomously in pharmaceutical or cannabis machines

Use case: Government mandated seed-to-sale tracking and supply-chain reporting for cannabis vending machines

Want the technical details?

↪↪↪↪ LEARN MORE ON OUR WEBSITE ↩↩↩↩

A clear token model and blazing fast infrastructure.

Point of Purchase Utility Tokens (XPOP)



Used to settle Regulated Retail Transactions and incentivize the exchange of powerful consumer data.

PopCom plans to create a utility token called Point-of-Purchase Token, or XPOP, that will provide means to settle transactions within the PopCom Blockchain Ecosystem. There are several classes of transactions in the planned Ecosystem, all of which are detailed in the whitepaper and listed below:

- Regulated Retail Transactions (RRTx's)
- Decentralized Data Exchange Transactions
- Platform Service Transactions
- Other Transactions

Want the full details?

↪ LEARN MORE ON OUR WEBSITE

GoChain is 100x faster, 1000x more energy efficient, and 7500x cheaper than Ethereum. PopCom is proud to announce a strategic partnership with the GoChain team that will enable a faster and more cost effective blockchain solution.

We have people that will make it happen.



PopCom is a company of entrepreneurs and industry thought leaders in software, hardware, digital marketing, and business development. What makes us incredibly powerful are our diverse and complementary strengths and experiences. Most of our team has a technical /engineering background and all of us have either started a company or worked for a start up in the past.



We are small but mighty team, always willing to put all hands on deck to get the job done. We do a great job of delegating and collaborating - there are no egos, we are truly a team and have a family environment. Our company culture promotes freedom and flexibility, we make mental and physical health a priority, we believe that people perform the best when they are happy and healthy. Our team is driven, extremely talented, passionate about what we do and what we are building, and we love working together.

Our CEO, Dawn Dickson, with the first PopShop Kiosk working prototype

Our technology is production-ready.

Progress to Date

We have produced two fully manufactured and working PopShop Kiosk prototypes. We are waiting to close deposits on 25 machines priced at $15,000 to give the green-light to our hardware manufacturing partner, Kiosk Information Systems, to begin full production on the PopShop Kiosks. We anticipate to enter full production before the end of 2018.

Our PopCom POS and API are deployed in test staging and fully working on the PopShop Kiosks. As with all software, we are still actively developing new features based on our customers' needs. We anticipate production software deployment prior to shipping our first machines.

The white-label analytics software solution is in the initial development and requirements phase. Our software team is actively working with Kiosk Information Systems on core integration and API development that will connect our retrofit technology (e.g. camera, facial recognition, shop software) to their existing machines. We anticipate shipping production code for the first integration partners in Q1-Q2 2019.
https://www.worldnomads.com/travel-safety/middle-east/united-arab-emirates/drinking-and-the-united-arab-emirates-dont-mix



(Above) Video of first PopShop Kiosk prototype with POS demo



(Above) Video of second PopShop Kiosk prototype with dispensing demo

Here's why you should invest in PopCom.



PopCom is not a brand new company comprised solely of ambitious blockchain academics; it is comprised of innovators and leaders that have a history of bringing disruptive technology to market. PopCom is at a very advantageous position in terms of bringing blockchain to widespread public use: the company already has developed existing, high-quality products that are being built in a way that facilitates an easy transition to a blockchain network; the company has existing commercial relationships with Fortune 500 companies– including pharmaceuticals –and cannabis dispensaries that have expressed interest in PopCom's regulated retail solution; and the technology that PopCom plans to build will be white-labeled for possible use in over 18 million vending machines and kiosks





Top: PopCom team meeting
Bottom: Our CEO presenting PopCom for regulated retailers at ShopTalk

The Popcom team believes in a future where decentralization is not just a concept at the fringes of technology, but is the norm. Instead of fighting a decentralized business model, the company's technology will bring the power of decentralization and self-sovereign identity to regulated retail–
a market in desperate need of innovation and disruption. **With powerful institutional backing, a very strong press presence, and a team of die-hard entrepreneurs, PopCom stands to bring blockchain technology to the forefront of automated retail and consequently the public's everyday lives.** The company invites forward-thinking investors to join them in bringing their transformative technology to the world.

The Offering

In order to fast-track development of the technology, PopCom has resolved to offer a dual token offering. Investors who take part in the Class A Common Stock offering, deliverable in the form of tokens ("PCOM Tokens"), will also receive XPOP tokens as a bonus perk, minted and distributed on the GoChain blockchain (if and when they are developed). Join us as we change the face of the Regulated Retail Economy.

Investment: **Class A Common Stock deliverable in the form of tokens ("PCOM Tokens") & XPOP Tokens**

$0.18/share of Class A Common Stock | When you invest you are betting the company's future equity value will exceed $9M.

Perks*
Point-of-Purchase Tokens ("XPOP")
The Offering includes 10 XPOP Tokens for every $1 invested. In addition, the following bonuses apply, and these perks are subject to the Bonus Rates and Terms noted below.

Individual XPOP Token Bonus Rates: Individual Investors who participate in the PopCom Regulation CF crowdfunding campaign may be eligible to receive bonus tokens if they contribute more than the minimum investment. The size of the bonus will depend on the size of the investment, and the bonus thresholds are as follows:

- $500+ — If you invest $500-$1999, you'll receive a 20% Token Bonus (i.e. 2 extra XPOP tokens per $1 invested; a total of 12 tokens per $1 invested).
- $2,000+ — If you invest $2,000-$9,999, you will receive a 40% Token Bonus, for a total of 14 tokens per $1 invested.
- $10,000+ — If you invest $10,000-$49,999, you will receive a 60% Token Bonus, for a total of 16 tokens per $1 invested.
- $50,000+ — If you invest $50,000-$99,000, you will receive a 80% Token Bonus, for a total of 18 tokens per $1 invested.
- $100,000+ — If you invest $100,000 you will receive a 100% Token Bonus, for a total of 20 tokens per $1 invested.

Group Token Bonus Structure: In addition to whatever individual token bonuses an investor may receive for their individual investment, the entire investor pool may receive an additional token bonus, for their performance in helping PopCom reach certain investment milestones. Additional token bonuses are as follows:

- $107,000+ — "Milestone A". If the StartEngine investor community collectively contributes more than $107,000 in total investment, each individual investor who participates in Milestone A, will receive 5 extra tokens per $1 invested.
- $535,000+ — "Milestone B". If the StartEngine investor community collectively contributes more than $535,000 in total investment, each individual investor who participates in Milestone B, will receive 5 extra tokens per $1 invested and each individual investor who participated in Milestone A will now receive 10 extra tokens total per $1 invested.

**All perks will be delivered after the campaign is completed, and upon availability of the Tokens. See Offering Summary below for additional terms.*

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the ***Offering Summary*** *below.*

PopCom Tokens (PCOM)

Description: PCOM Tokens will represent a single share of Class A Common Stock, with rights, preferences, privileges, and restrictions as designated in the Articles of Incorporation and attached as an Exhibit to the Offering Document. PCOM Tokens will be issued on the ERC20 Blockchain.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur. If development is not completed, investors will still receive shares in book-entry form.

Point of Purchase Tokens (XPOP)

Description: Point-of-Purchase Tokens, or XPOP, are tokens which are planned to be issued on the GoChain network and will provide the means to settle transactions between retailers, regulators, researchers, consumers, and the Company within the PopCom Blockchain ecosystem. There are several classes of transactions in the planned Ecosystem, all of which are covered in detail in the Company's whitepaper, but for the purpose of brevity, will be listed here: Regulated Retail Transactions (RRTx's), Decentralized Data Exchange Transactions, Platform Service Transactions, and Other Transactions.

The right to XPOP Tokens is contingent upon the successful development of such XPOP Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

Sources

1. https://www.prnewswire.com/news-releases/the-global-intelligent-vending-machine-market-is-forecasted-to-grow-at-a-cagr-of-3441-during-the-period-2018-2022-300574545.html
2. https://www.cbinsights.com/research/retail-apocalypse-survival-technology-trends/
3. http://www.balancedforlife.net/pdf/About%20Vending.pdf
4. https://hbr.org/2015/03/how-self-service-kiosks-are-changing-customer-behavior
5. https://www.slideshare.net/stevenvanbelleghem/the-self-serving-economy
6. https://www.forbes.com/sites/shephyken/2017/10/29/personalized-customer-experience-increases-revenue-and-loyalty/
7. https://www.prnewswire.com/news-releases/the-global-intelligent-vending-machine-market-is-forecasted-to-grow-at-a-cagr-of-3441-during-the-period-2018-2022-300574545.html
8. https://www.forbes.com/sites/louiscolumbus/2017/03/19/internet-of-things-will-revolutionize-retail/#4bc7f8ce5e58
9. http://pharmaceuticalcommerce.com/business-and-finance/global-pharma-market-will-reach-1-12-trillion-2022/
10. https://mjbizdaily.com/chart-us-marijuana-industrys-economic-impact-could-reach-80-billion-by-2022/
11. https://www.prnewswire.com/news-releases/alcoholic-beverages-market-expected-to-reach-1594-billion-globally-by-2022---allied-market-research-618354513.html
12. https://www.businesswire.com/news/home/20170221006223/en/816-Billion-Cigarette-Market-Global-Industry-Trends
13. https://news.gallup.com/poll/221018/record-high-support-legalizing-marijuana.aspx
14. http://pharmaceuticalcommerce.com/business-and-finance/global-pharma-market-will-reach-1-12-trillion-2022/
15. https://www.ncbi.nlm.nih.gov/books/NBK343572/
16. https://www.statista.com/outlook/18000000/104/otc-pharmaceuticals/north-america
17. https://www.retaildive.com/news/cvs-brings-vending-machines-to-25-non-store-locations/504499/
18. https://www.worldnomads.com/travel-safety/middle-east/united-arab-emirates/drinking-and-the-united-arab-emirates-dont-mix
19. https://www.fda.gov/tobaccoproducts/guidancecomplianceregulatoryinformation/retail/ucm205021.htm#references
20. http://www.mcall.com/business/mc-bethlehem-sands-underage-fines-20160713-story.html
21. http://www.latimes.com/nation/la-na-pot-shops-20160711-snap-story.html
22. https://www.greenentrepreneur.com/article/318967











23. http://www.cannabisbusinesstimes.com/article/a-seed-to-sale-shakeup/

Roadmap

May 2017 — Canopy Boulder Accelerator
From February through May 2017 we attended the Canopy Boulder Accelerator for Cannabis Industry Technology Companies.

October 2017 — Prototype
We delivered our first PopShop prototype.

October 2017 — Techstars L.A.
From July through October 2017 we participated in the Techstars L.A. accelerator.

October 2017 — Steve Case's Rise of the Rest
We were one of 8 finalists to pitch in Columbus Ohio.

November 2017 — ~$1 Million In Funding
We closed our first seed round of ~$1M.

April 2018 — Blockchain R&D
Following talks with several potential customers, we began R&D for a blockchain-powered vending solution for the regulated retail industry.

July 2018 — Manufacturer Locked Down
We formalized strategic partnership with largest kiosk manufacturer in July 2018

July 2018 — First Company Revenues
We closed our first PopShop Kiosk clients!

July 2018 — P&G Contract
Paid Pilot with P&G (Gillette Brand)

October 2018 — Brinc - IoT and Connected Hardware Accelerator
Out of hundreds of teams, PopCom was chosen for one of the most highly regarded hardware accelerators in the world, Brinc.

November 2018 — Our First PopShop (Anticipated)
Our first PopShop will be completed and ready to mass produce.

March 2019 — Regulated Retail Solution: Cannabis Proof-of-Concept (Anticipated)
PoC software for cannabis industry utilizing blockchain and biometric verification released.

In the Press

SHOW MORE

Meet Our Team

Dawn Dickson

Founder, CEO, and Director

Dawn is a serial entrepreneur with over 16 years in business development. She's launched four successful cash flow positive companies since 2002, her most recent ventures Flat Out of Heels, a women's footwear product, and PopCom, a software company for self-service retail. Dawn has received numerous awards and accolades for her business savvy and pitching skills taking home top prize in many national pitch competitions. As an entrepreneur Dawn has been invited to speak on numerous panels and workshops and featured in countless media outlets including Forbes, Huffington Post, Essence Magazine, Ebony.com, Women's World Daily, CNBC/Yahoo, MSNBC and on the cover of Black Enterprise. Dawn received her B.A. in journalism from The Ohio State University and studied Information Technology at Devry. Additionally, Dawn has been selected to participate in some of the nation's top accelerator programs for entrepreneurs including NewME, Canopy Boulder, and Techstars and is recognized as one of the nation's top entrepreneurs. Dawn has been the CEO and founder of Solutions Vending International (PopCom) since October 2012. — 3-year employment/business history: Solutions Vending International (Popcom) Founder & CEO (Full Time) October 2012- Present Flat Out of Heels, LLC Founder (Part Time 1-5 hrs/week) April 2011- Present



























Mary McMartin

Chief of Staff

Mary McMartin is a seasoned entrepreneur who's worked at the intersection of startup business development, strategy, operations and innovation since retiring from a 12-year career in entertainment developing the careers of artists including Prince, Vanessa Williams, Bon Jovi, Aaron Neville as well as reactivating the PolyGram Records soundtrack department. As an early internet pioneer, she built multiple businesses on AOL, pioneered online entertainment consumer market research, the first online rewards platform and synchronous learning platform Tutornet and Blackboard. She was on due diligence team for AOL's $400M acquisition of Moviefone and subsequently led the content integration strategy and revenue model for over a year. Mary also has deep background in digital education and pioneered several business models and digital platforms and curriculum. She has been in the non-profit sector also for years and built an app called Cheerful Giving for connecting donors to charities of their choice. She finds high-leverage situations to scale young companies fast and works closely on both internal and external responsibilities for PopCom. She holds a B.B.A. from Northwood University. --- 3-year employment/business history: Solutions Vending International/PopCom Chief Strategy Officer, Chief of Staff, Business Developer (Full-Time) Feb. 2017 – Present St. Francis de Sales School Global Salesian Leadership Symposium Event Manager (Part Time 1-5 hrs/week) Fall 2018 Armstrong Air & Space Museum 50th Anniversary of Apollo 11 Capital Campaign & Planning Committee (Part Time 1-5 hrs/week) October 2017 - Present Deseret Digital Media, FamilyShare Network Strategic Partnerships & Content Marketing Synergies August 2015 – May 2017 Cheerful Giving, Philanthropy app CoFounder, CEO March 2015 – April 2016

Dan Rockwell

CTO

Born on the roots of rapid prototyping and Startup Weekends, Dan Rockwell is a source of inspiration and creation in the startup ecosystem in Central Ohio. He is the of co-founder of Big Kitty Labs, a digital software agency. The work by him and his team can be found in numerous startups and fortune 500 companies in the region and nationwide. Having a knack for ideas and building concepts came to him first while working at Lextant a design research firm where he conceived and built numerous research tools. It was at this time the early roots of Big Kitty were planted, along the way Ohio State University recruited him to help monetize software intellectual property which through his efforts led to 8+ startups in four years. He is often a speaker at Startup Weekend, Give Back Hack and related tech startup events. For fun Dan enjoys writing short stories, performing in an electronic music band and mixing tiki cocktails. --- 3-year employment/business history: Big Kitty Labs CEO (Part-Time 20 hrs/week) Feb 2009- Present Solutions Vending International (Popcom) CTO (Part-Time 20 hrs/week) Apr 2018- Present The Ohio State University, Technology Commercialization Office Program Manager of Software Prototyping Center Feb 2012- Oct 2016

Jared Korinko

Head of Product, Blockchain

Jared is a computer engineer turned product manager and marketer with deep experience in building highly scalable and marketable products. He has worked with and within both large and small organizations from many industries including space (NASA), research and academia (Arizona State University), blue-chip (Intel Corp.), commercial airlines (KLM) and many startups. Jared has founded and co-founded multiple startups, the first of which was acquired 18 months after launch. He was subsequently chosen to assist in brokering the relationship between Draper University and the business school of America's largest university to develop first-of-its-kind, nationally accredited entrepreneurship curriculum, called Semester in Silicon Valley. During that time he worked alongside several leaders in the Draper and Arizona State ecosystem and served as a commercial strategist and advisor to 150+ founders and early-stage startup teams from 47 countries in their product ideation and development, brand identity, growth strategy, and capital raising. Jared received a Bachelor of Science (BSE) in Computer Systems Engineering from Arizona State University with a focus in Information Assurance and physics. He became interested in bitcoin in 2013 and began pursuing full-time projects in the blockchain space during his work at Draper University in 2016.

Anthony Redic

Finance Advisor

Anthony brings in two decades of strategy, finance, forecasting, process and business operations experience to PopCom. He works with small, medium and large companies that operate in both national and international markets within diverse industries. He has proven ability in financial modeling, operational analysis, working capital optimization, cash flow management, and developing KPIs. In addition to his finance background, Anthony has expertise in process design, end-user adoption, change management, business transformation, and organizational behavior. Anthony has worked in various finance and consulting positions for organizations such as IBM, Eskom, and Department of Defense. He also serves and supports several local nonprofit organizations and is a member of the American Psychological Association. Anthony received a Bachelor of Science from Bowie State University, Bowie, Md., a Masters of Business Administration from the University of Phoenix, Phoenix, AZ., and is completing his PhD. in Organizational Psychology from Walden University.

Tyler Donahue

Head of Sales

Tyler Donahue is scrappy self-starter who began his sales career selling silverware at the age of 16. He has built up a wide range of practical experience by actively seeking out projects that excite him. Throughout university he sold health supplements, worked as a personal trainer, ran an entrepreneurial community and worked as a real estate agent. During his senior year alone, he was involved in over 30 real estate transactions while taking a full course schedule. Since then, Tyler has consulted with companies in healthcare, promotional products, cannabis, hospitality, travel, fashion, venture capital, SaaS and education management. He has worked alongside many early ICO's while teaching at Draper University where is growth hacking curriculum has been used in several marketing courses. Curiosity, purpose and friendship drive him more than anything else. He is a thrill seeker, traveler and writer. Find him on his Future Sharks magazine, his medium blog or LinkedIn.

Kaleem Musa

Head of Product Development & Innovation

Kaleem is a passionate professional for empowerment, critical thinking, education, and technology. His background is as a software engineer with proficiency in various full stack technologies. He has been a part of P2P integration projects, app development and is constantly in search of new ways to innovate. Prior to entering the technology industry, Kaleem worked in the various across various sectors. In addition to being a performer and public speaker, under his own company, he was able to develop city wide programs and initiatives for community development ranging from violence prevention to real estate. The silver lining in his versatility is the ability to solve complex problems and create solutions whether for users or within teams. A creative collaborator, original thinker and dynamic communicator he is glad to bring his talents ideas to the success of the PopCom family!

Brian Brackeen

Advisor / Founder & CEO, Kairos

Brian Brackeen founded Kairos in 2012, and serves as the company's CEO. His leadership saw Kairos selected by Wall Street Journal as one of 2013's top 25 startups in the country, and continues to drive growth and innovation within the company and in the face and emotion recognition space. Brian leads the senior management team in establishing the company's strategic direction, while engaging directly with customers and investors from around the globe.Prior to founding Kairos, Brian served as a Senior Project Manager for Apple Inc., and before Apple he was a Senior Managing Consultant for IBM. In addition to his work at Kairos, Brian lectures extensively around the world on entrepreneurship, code, digital economy, AI and machine learning— and participates in mentorship programs for organizations like Girls Who Code, Black Girls Code and The School District of Miami.

Natasia Malaihollo

Advisor / Founder & CEO, Wyzerr

Natasia Malaihollo is the CEO and Lead Programmer at Wyzerr. This is Ms. Malaihollo's second startup in 3 years. Her first startup was a hyper-local social network for college students called Sooligan. Prior to becoming an entrepreneur, Ms. Malaihollo studied law, with a focus on Intellectual Property (IP). She worked for several years as a patent specialist and trademark agent. Ms. Malaihollo is well-versed in Madrid Protocol and foreign filing rules and procedures, with much of her experience stemming from IP filings in the Middle East and China. Ms. Malaihollo is actively involved in community programs and initiatives surrounding literacy, and is very passionate about strengthening schools in low-income neighborhoods. She hopes to one day open a state-of-the-art interactive "library experience."

Offering Summary

Maximum 5,236,405* shares of Class A Common Stock, deliverable in the form of tokens (**"PCOM Tokens"**) ($942,552.90)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 55,555 shares of Class A Common Stock, deliverable in the form of tokens (**"PCOM Tokens"**) ($9,999.90)

Company	Solutions Vending International
Corporate Address	1275 Kinnear Road Columbus, OH 43212
Description of Business	PopCom is an automated retail technology company providing software and hardware solutions for self service retailers. The company is using cutting-edge technology to bring unparalleled consumer data insights to retailers and provide an engaging and frictionless experience to automated retail transactions.
Type of Security Offered	Class A Common Stock (the "Securities") and XPOP Tokens (the "Tokens")
Purchase Price of Security Offered	$0.18 per share of Class A Common Stock
Minimum Investment Amount (per	$252.00

investor)

Perks*

The Offering includes 10 XPOP Tokens for every $1 invested. In addition, the following bonuses apply, and these tokens are subject to the Bonus Rates and Terms noted below.

Individual XPOP Token Bonus Rates: Individual Investors who participate in the PopCom Regulation CF crowdfunding campaign may be eligible to receive bonus tokens if they contribute more than the minimum investment. The size of the bonus will depend on the size of the investment, and the bonus thresholds are as follows:

- $500+ — If you invest $500-$1999, you'll receive a 20% Token Bonus (i.e. 2 extra XPOP tokens per $1 invested; a total of 12 tokens per $1 invested).
- $2,000+ — If you invest $2,000-$9,999, you will receive a 40% Token Bonus, for a total of 14 tokens per $1 invested.
- $10,000+ — If you invest $10,000-$49,999, you will receive a 60% Token Bonus, for a total of 16 tokens per $1 invested.
- $50,000+ — If you invest $50,000-$99,000, you will receive a 80% Token Bonus, for a total of 18 tokens per $1 invested.
- $100,000+ — If you invest $100,000 you will receive a 100% Token Bonus, for a total of 20 tokens per $1 invested.

Group Token Bonus Structure: In addition to whatever individual token bonuses an investor may receive for their individual investment, the entire investor pool may receive an additional token bonus, for their performance in helping PopCom reach certain investment milestones. Additional token bonuses are as follows:

- $107,000+ — "Milestone A". If the StartEngine investor community collectively contributes more than $107,000 in total investment, each individual investor who participates in Milestone A, will receive 5 extra XPOP tokens per $1 invested.
- $535,000+ — "Milestone B". If the StartEngine investor community collectively contributes more than $535,000 in total investment, each individual investor who participates in Milestone B, will receive 5 extra XPOP tokens per $1 invested and each individual investor who participated in Milestone A will now receive 10 extra tokens total per $1 invested.

All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

Terms of Tokens

Class A Common Stock Tokens ("PCOM", "PopCom Tokens")

Description: The PCOM Tokens will represent a single share of Class A Common Stock of the company, with rights and preferences as designated in the Articles of Incorporation and summarized in the Offering Document.

- **Blockchain:** ERC20 token distributed through StartEngine Secure
- **Exchanges:** Tokens intended to be tradable on StartEngine LDGR, tZero, and any other ATS upon launch of the service.

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of this Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None

Please see Offering Document for complete set of rights and preferences.

XPOP Tokens

Description: Point-of-Purchase Tokens, or XPOP, are tokens which are planned to be issued on the GoChain network and will provide the means to settle transactions between retailers, regulators, researchers, consumers, and the Company within the PopCom Blockchain ecosystem. There are several classes of transactions in the planned Ecosystem, all of which are covered in detail in the Company's whitepaper, but for the purpose of brevity, will be listed here: Regulated Retail Transactions (RRTx's), Decentralized Data Exchange Transactions, Platform Service Transactions, and Other Transactions.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

- **Initial Blockchain:** GoChain
- **Migration to Alternative Blockchain:** Not planned
- **Expected Network Launch date:** Q4 2019
- **Total amount of Tokens authorized for creation:** 500,000,000 (subject to change without notice)
- **Amount of Tokens or Rights to Tokens already issued:** None
- **Will they be listed on Exchanges:** We currently intend listing the token on exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Class A Common Stock and the XPOP Tokens, since they will trade independently.

No Sales in New York: Because the XPOP tokens being offered or included as perks may be viewed as "virtual currencies" under the laws of the State of New York, we are not offering the Class A Common Stock and XPOP Tokens to investors in New York. No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Solutions Vending International will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Class A Common Stock at $0.18 / share, you will receive 1,100 Class A Common Stock shares, meaning you'll own 1,100 shares for $180. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow PopCom (by Solutions Vending International) to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post





VIDEO TRANSCRIPT (Exhibit D)

Main Video

And so when we're thinking about how we were going to approach the next round I want to take a different route I've been looking at crowdfunding for about six years now you know I didn't want to go back and go the traditional VC route I want to open it up to friends family into the general public and we've been working really hard for several years and a lot of people support us along the way so now they can actually take ownership and be a part of something really special turtles really are getting to the next level where we can move quickly with clients and that means delivering our fully integrated with our software hardware called the pop shop and really be going to market and delivery of those and our goal is 25 machines or pop shops before the end of the year of which we have customers ready to take those one of those is a paid pilot with Procter & Gamble's Gillette division we're working on several other major ones of those getting into the next iterations of our software which is going to include biometrics which I call fab which is combination facial recognition artificial intelligence and the blockchain and those combined as a biometric product will be an able our customers to so regulated products including prescriptions another reason we're talking like say for example with their pharmaceuticals and also cannabis so what excites me most is a physical recognition and sort of that spent the whole authentication your people this interesting because we're going to see we've had basically leverage leverage biometrics and identity for the purposes of the transaction not until the purposes of using it against you you're gonna go up and walk up to and it's gonna tell you you know I think it's gonna bring around a lot of change and I think it's a really exciting industry I worked with one of the most I worked under one of the most prolific venture capitalists in Silicon Valley and definitely the most prolific venture capitalists and blockchain Tim Draper I work to Draper University and if they were interested in in token sale because we had just left Carroll University and the hype was yeah it was we were seeing companies come in and out first hand and I was I was interested in that and hoping them walk through this process and we're gonna scale quickly I am sure of that it's exciting space and I think you know that's when I met their larger team Mary and Killeen and Tyler Jared it's great so now for the first time ever friends family fans of the products another company can actually invest.

Video 2: StartEngine Pitch Video

So when we're thinking about how we were going to approach the next round I want to take a different route I've been looking at crowdfunding for about six years now you know I didn't want to go back and go the traditional VC route I want to open it up to friends family into the general public to be able to really invest in and share in the revenue with us on our team we've been working really hard for several years and a lot of people work us along the way so now they can actually take ownership and be a part of something really special what excites me most is the facial recognition and sort of that that double authentication you know people are really it's interesting because we're going into an era that's really concerned about privacy obviously we've had the Cambridge analytics thing at Facebook we've had you know multiple pieces of legislation kind of come down around your data privacy and you know pop commas set up basically leverage leverage biometrics and identity for the purposes of the transaction not for

the purposes of using it against you and it's giving it's gonna be you know continuing but you know our dream is building a kiosk or basically an experience we build automated retail experiments experience that that you're gonna go up and walk up to limits gonna know yeah you know and it's gonna say welcome back I think it's gonna bring around a lot of change and I think it's a really exciting industry I worked with one of the most I worked under one of the most prolific venture capitalists in Silicon Valley and definitely the most prolific venture capitalists in blockchain Tim Draper so now for the first time ever friends family fans of the products and of the company can actually invest and have a equity stake in it before we raise around through private investors.

Video 3: Video of first PopShop Kiosk prototype with POS demo

Video 4: Video of second PopShop Kiosk prototype with dispensing demo

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:56 AM 10/05/2018
FILED 11:56 AM 10/05/2018
SR 20187006316 - File Number 6382953

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SOLUTIONS VENDING INTERNATIONAL, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Solutions Vending International, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of the corporation is Solutions Vending International, Inc. and that the corporation was originally incorporated pursuant to the General Corporation Law on April 7, 2017 under the name Solutions Vending International, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of the corporation, declaring said amendment and restatement (this "**Amendment**") to be advisable and in the best interests of the corporation and its stockholders, and authorizing the appropriate officers of the corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of the corporation be amended and restated in its entirety to read as follows:

FIRST: The name of the corporation is Solutions Vending International, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway Street, in the City of Lewes, County of Sussex, Zip Code 19958. The name of its registered agent at such address is Harvard Business Services, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is five hundred million (500,000,000) shares, consisting of:

A. Five hundred million (500,000,000) shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of which

a. Three hundred million (300,000,000) shares are designated as Class A Common Stock (the "**Class A Common Stock**" or "**Common Security Token**"); and

b. two hundred million (200,000,000) shares are designated as Class B Common Stock (the **"Class B Common Stock"**), and

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of the capital stock of the Corporation.

B.   COMMON STOCK

a. <u>Voting</u>. Except as required by law, the Class A Common Stock and/or Common Security Token will have no voting rights and no holder thereof shall be entitled to vote on any matter or take any written action. Each holder of shares of Class B Common Stock will be entitled to one vote for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

b. <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

   b.1   <u>Payments to Holders of Common Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

   b.2   <u>Deemed Liquidation Events</u>.

   b.2.1   <u>Definition</u>. Each of the following events shall be considered a **"Deemed Liquidation Event"**:

      (a)   a merger or consolidation in which

         (i)   the Corporation is a constituent party or

         (ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

      (b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its

subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

> b.2.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsection 2.1.

> b.2.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event.

> b.2.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsection 2.1 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsection 2.1 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

FIFTH: Subject to any additional vote required by this Amendment or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by Amendment, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors, except for the Chairman of the Board who shall have the same number of votes as all other directors combined plus one additional vote.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

*   *   *

3. Pursuant to a resolution duly adopted by the Board of Directors and effective upon the filing of this Amendment with the Secretary of State of the State of Delaware, a fifty-thousand-for-one (50,000:1) forward stock split for each share of Common Stock outstanding or held in treasury immediately prior to such time shall automatically and without any action of the part of the holders thereof will occur (the "*Forward Stock Split*"). The par value of the Common Stock shall remain $0.0001 per share. This conversion shall apply to all shares of Common Stock. Any fractional shares of Common Stock shall be rounded up to the next whole number. All certificates representing shares of Common Stock outstanding immediately prior to the filing of this Amendment shall immediately after the filing of this Amendment represent instead the number of shares of Common Stock as provided above. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the corporation, and upon such surrender the corporation will issue a certificate for the correct number of shares of Common Stock to which the holder is entitled under the provisions of this Amendment.

4. That the foregoing Amendment was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law.

5. That this Amendment, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 3rd day of October, 2018.

By:_____

Dawn Dickson, President and CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:17 PM 11/08/2018
FILED 12:17 PM 11/08/2018
SR 20187542461 - File Number 6382953

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SOLUTIONS VENDING INTERNATIONAL, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Solutions Vending International, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of the corporation is Solutions Vending International, Inc. and that the corporation was originally incorporated pursuant to the General Corporation Law on April 7, 2017 under the name Solutions Vending International, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended Certificate of Incorporation of the corporation, declaring said amendment and restatement (this "**Second Amendment**") to be advisable and in the best interests of the corporation and its stockholders, and authorizing the appropriate officers of the corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed second amendment and restatement is as follows:

RESOLVED, that Section "3" of the Amended Certificate of Incorporation of the corporation be deleted in its entirety and be replaced by the following:

3. Pursuant to a resolution duly adopted by the Board of Directors and effective upon the filing of this Second Amendment with the Secretary of State of the State of Delaware, a ten-for-one (10:1) reverse stock split for each share of Common Stock outstanding or held in treasury immediately prior to such time shall automatically and without any action of the part of the holders thereof will occur. The par value of the Common Stock shall remain $0.0001 per share. This conversion shall apply to all shares of Common Stock. Any fractional shares of Common Stock shall be rounded up to the next whole number. All certificates representing shares of Common Stock outstanding immediately prior to the filing of this Second Amendment shall immediately after the filing of this Second Amendment represent instead the number of shares of Common Stock as provided above. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the corporation, and upon such surrender the corporation will issue a certificate for the correct number of shares of Common Stock to which the holder is entitled under the provisions of this Second Amendment.

1

3.   That this Second Amendment was approved by the holders of the requisite number of shares of the corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Second Amendment, which restates and integrates and further amends Section "3" of the Corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this first day of November, 2018.

By: _____

Dawn Dickson, President and CEO